UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2007

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F       X            Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. ]

Yes                      No      X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

Date: November 22, 2007	By	/s/ Naoki Imaoka
Naoki Imaoka
Chief Manager
Corporate Administration Division

Selected Interim Financial Information

under Japanese GAAP

For the Fiscal Year Ending March 31, 2008

Mitsubishi UFJ Financial Group, Inc. The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation

Mitsubishi UFJ Financial Group, Inc.

[Contents]

I.	Interim Financial Highlights under Japanese GAAP for the Fiscal Year Ending March 31, 2008

1. Financial Statements	[ BTMU ][ MUTB ]	1

2. Statements of Trust Assets and Liabilities	[ MUTB ]	11

3. Financial Results	[ MUFG Consolidated ][ BTMU + MUTB ]	13
	[ BTMU Consolidated ][ BTMU ]
	[ MUTB Consolidated ][ MUTB ]

4. Average Interest Spread	[ BTMU ][ MUTB ][ BTMU + MUTB ]	19

5. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting	[ MUFG Consolidated ][ BTMU Consolidated ]	20
	[ MUTB Consolidated ]

6. Securities	[ MUFG Consolidated ][ BTMU ][ MUTB ]	21

7. Return on Equity	[ MUFG Consolidated ]	24

8. Risk-Adjusted Capital Ratio Based on the Basel 2 Standards	[ MUFG Consolidated ][ BTMU Consolidated ]	25
	[ MUTB Consolidated ]

II. Loan Portfolio and Other

1. Risk-Monitored Loans	[ MUFG Consolidated ][ BTMU ][ MUTB ]	26
	[ Trust Accounts ]

2. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)	[ BTMU + MUTB ][ BTMU ] [ MUTB ] [ Trust Accounts ]	33

3. Progress in the Disposition of Problem Assets	[ BTMU + MUTB ][ BTMU ][ MUTB ]	37

4. Classification of Loans by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small / Medium Sized Companies and Proprietors	[ BTMU + MUTB ][ BTMU ][ MUTB ] [ Trust Accounts ]	40

5. Overseas Loans	[ BTMU + MUTB ]	44

6. Loans and Deposits	[ BTMU + MUTB ][ BTMU ][ MUTB ]	45

7. Domestic Deposits	[ BTMU + MUTB ][ BTMU ][ MUTB ]	46

8. Number of Offices and Employees	[ BTMU + MUTB ][ BTMU ][ MUTB ]	47

9. Status of Deferred Tax Assets	[ BTMU ][ MUTB ]	48

10. Employees’ Retirement Benefits	[ MUFG Consolidated ][ BTMU ][ MUTB ]	50

11. Earnings Forecasts for Fiscal Year Ending March 31, 2008	[ MUFG Consolidated ][ MUFG ]	51
	[ BTMU Consolidated ][ BTMU ]
	[ MUTB Consolidated ][ MUTB ]

Note:

1. “MUFG” means Mitsubishi UFJ Financial Group, Inc.

2. “BTMU” means The Bank of Tokyo-Mitsubishi UFJ, Ltd.

3. “MUTB” means Mitsubishi UFJ Trust and Banking Corporation.

Mitsubishi UFJ Financial Group, Inc.

I. Interim Financial Highlights under Japanese GAAP for the Fiscal Ending March 31, 2008

1.	Financial Statements

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

Balance Sheets

(in millions of yen)	As of September 30, 2007 (A)	As of September 30, 2006 (B)	Increase (Decrease) (A) - (B)	As of March 31, 2007 (C)	Increase (Decrease) (A) - (C)
Assets:
Cash and due from banks	10,255,187	7,670,917	2,584,270	7,290,057	2,965,130
Call loans	683,648	1,881,991	(1,198,343)	1,766,390	(1,082,741)
Receivables under resale agreements	271,967	255,140	16,827	223,278	48,689
Receivables under securities borrowing transactions	1,546,785	1,489,139	57,646	3,586,380	(2,039,594)
Commercial paper and other debt purchased	3,799,199	2,625,173	1,174,026	3,226,721	572,478
Trading assets	4,237,453	4,514,066	(276,612)	4,108,862	128,591
Money held in trust	123,486	265,752	(142,266)	242,996	(119,510)
Investment securities	35,946,417	40,272,163	(4,325,745)	40,705,727	(4,759,309)
Allowance for losses on investment securities	(123,631)	(128,238)	4,607	(132,125)	8,494
Loans and bills discounted	68,759,103	69,538,871	(779,768)	68,194,957	564,145
Foreign exchanges	1,389,420	1,365,537	23,883	1,395,884	(6,464)
Other assets	2,478,798	2,868,035	(389,236)	2,438,700	40,097
Tangible fixed assets	965,908	958,401	7,507	958,052	7,856
Intangible fixed assets	323,280	257,445	65,834	297,632	25,647
Deferred tax assets	203,473	598,212	(394,739)	194,999	8,473
Customers’ liabilities for acceptances and guarantees	7,140,097	6,832,565	307,531	6,886,433	253,663
Allowance for credit losses	(791,866)	(714,493)	(77,372)	(771,057)	(20,809)

Total assets	137,208,731	140,550,683	(3,341,952)	140,613,892	(3,405,161)

Liabilities:
Deposits	99,029,905	98,174,273	855,631	100,276,681	(1,246,775)
Negotiable certificates of deposit	5,004,763	5,497,619	(492,856)	5,516,096	(511,333)
Call money	1,704,743	1,823,305	(118,562)	1,877,290	(172,547)
Payables under repurchase agreements	2,948,214	3,596,944	(648,729)	3,179,360	(231,146)
Payables under securities lending transactions	3,099,857	3,428,862	(329,005)	3,273,394	(173,536)
Trading liabilities	748,235	970,916	(222,681)	658,722	89,512
Borrowed money	4,366,024	6,057,235	(1,691,210)	4,935,482	(569,457)
Foreign exchanges	825,444	785,576	39,868	1,012,030	(186,585)
Short-term corporate bonds	289,300	294,600	(5,300)	150,600	138,700
Bonds and notes	3,169,656	3,631,585	(461,929)	3,359,910	(190,254)
Other liabilities	1,681,340	2,422,802	(741,461)	2,158,747	(477,406)
Reserve for employees’ bonuses	16,056	15,948	107	15,951	104
Reserve for retirement benefits	10,801	11,239	(438)	11,348	(546)
Reserve for contingent losses	86,641	72,515	14,126	81,951	4,690
Reserves under special laws	31	31	—	31	—
Deferred tax liabilities for land revaluation	196,946	201,560	(4,613)	197,942	(996)
Acceptances and guarantees	7,140,097	6,832,565	307,531	6,886,433	253,663

Total liabilities	130,318,060	133,817,583	(3,499,522)	133,591,975	(3,273,915)

Net assets:
Capital stock	996,973	996,973	—	996,973	—
Capital surplus	2,767,590	2,767,590	—	2,767,590	—
Capital reserve	2,767,590	2,767,590	—	2,767,590	—
Retained earnings	1,656,486	1,698,031	(41,544)	1,627,703	28,783
Revenue reserve	190,044	190,044	—	190,044	—
Other retained earnings	1,466,442	1,507,987	(41,544)	1,437,658	28,783
Funds for retirement benefit	2,432	2,432	—	2,432	—
Other reserve	718,196	718,196	—	718,196	—
Earned surplus brought forward	745,813	787,358	(41,544)	717,029	28,783
Total shareholders’ equity	5,421,050	5,462,595	(41,544)	5,392,266	28,783
Net unrealized gains (losses) on other securities, net of taxes	1,270,635	1,076,356	194,279	1,435,530	(164,894)
Net deferred gains (losses) on hedging instruments, net of taxes	(39,904)	(50,171)	10,266	(46,187)	6,282
Land revaluation excess, net of taxes	238,889	244,320	(5,430)	240,307	(1,417)
Total valuation and translation adjustments	1,469,620	1,270,505	199,115	1,629,650	(160,029)

Total net assets	6,890,670	6,733,100	157,570	7,021,917	(131,246)

Total liabilities and net assets	137,208,731	140,550,683	(3,341,952)	140,613,892	(3,405,161)

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

Statements of Income

(in millions of yen)	For the six months ended September 30, 2007 (A)	For the six months ended September 30, 2006 (B)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2007
Ordinary income:
Interest income:	1,379,950	1,152,772	227,178	2,466,446
(Interest on loans and bills discounted)	794,108	678,840	115,268	1,434,893
(Interest and dividends on securities)	330,818	262,341	68,476	589,836
Fees and commissions	260,936	271,565	(10,629)	550,592
Trading income	99,129	60,588	38,540	140,198
Other business income	101,658	164,593	(62,934)	304,491
Other ordinary income	100,203	45,427	54,776	189,805

Total ordinary income	1,941,878	1,694,948	246,930	3,651,533

Ordinary expenses:
Interest expenses:	764,806	577,865	186,941	1,282,373
(Interest on deposits)	370,097	268,392	101,705	599,324
Fees and commissions	64,049	61,690	2,359	125,048
Trading expenses	832	—	832	—
Other business expenses	72,878	68,979	3,899	100,525
General and administrative expenses	564,774	527,821	36,952	1,084,446
Other ordinary expenses	202,353	100,240	102,112	224,589

Total ordinary expenses	1,669,695	1,336,597	333,097	2,816,984

Ordinary profits	272,183	358,350	(86,167)	834,549

Extraordinary gains	32,712	234,954	(202,241)	190,255
Extraordinary losses	10,594	48,802	(38,208)	66,764

Income before income taxes	294,301	544,502	(250,200)	958,040

Income taxes-current	18,035	8,837	9,198	15,184
Income taxes-deferred	88,196	112,752	(24,556)	273,558

Net income	188,069	422,912	(234,843)	669,298

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

Statement of Changes in Net Assets (from April 1, 2007 to September 30, 2007)

	(in millions of yen)
	Shareholders’ equity
	Capital stock	Capital surplus		Retained earnings					Total shareholders’ equity
		Capital reserve	Total capital surplus	Revenue reserve	Other retained earnings			Total retained earnings
					Reserve for losses on overseas investments	Other reserve	Earned surplus brought forward
Balances as of March 31, 2007	996,973	2,767,590	2,767,590	190,044	2,432	718,196	717,029	1,627,703	5,392,266

Changes during the period
Dividends from retained earnings							(160,703)	(160,703)	(160,703)
Net income							188,069	188,069	188,069
Reversal of land revaluation excess, net of taxes							1,417	1,417	1,417
Net changes in items other than shareholders’ equity

Total changes during the period	—	—	—	—	—	—	28,783	28,783	28,783

Balances as of September 30, 2007	996,973	2,767,590	2,767,590	190,044	2,432	718,196	745,813	1,656,486	5,421,050

	Valuation and translation adjustments				Total net assets
	Net unrealized gains (losses) on other securities, net of taxes	Net deferred gains (losses) on hedging instruments, net of taxes	Land revaluation excess, net of taxes	Total valuation and translation adjustments
Balances as of March 31, 2007	1,435,530	(46,187)	240,307	1,629,650	7,021,917

Changes during the period
Dividends from retained earnings					(160,703)
Net income					188,069
Reversal of land revaluation excess, net of taxes					1,417
Net changes in items other than shareholders’ equity	(164,894)	6,282	(1,417)	(160,029)	(160,029)

Total changes during the period	(164,894)	6,282	(1,417)	(160,029)	(131,246)

Balances as of September 30, 2007	1,270,635	(39,904)	238,889	1,469,620	6,890,670

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

Statement of Changes in Net Assets (from April 1, 2006 to September 30, 2006)

	(in millions of yen)
	Shareholders’ equity
	Capital stock	Capital surplus		Retained earnings						Total shareholders’ equity
		Capital reserve	Total capital surplus	Revenue reserve	Other retained earnings				Total retained earnings
					Reserve for losses on overseas investments	Funds for retirement benefit	Other reserve	Earned surplus brought forward
Balances as of March 31, 2006	996,973	2,767,590	2,767,590	190,044	1	2,432	718,196	494,209	1,404,884	5,169,447

Changes during the period
Dividends from retained earnings (*)								(131,186)	(131,186)	(131,186)
Net income								422,912	422,912	422,912
Reversal of reserve for losses on overseas investments					(1)			1	—	—
Reversal of land revaluation excess, net of taxes								1,421	1,421	1,421
Net changes in items other than shareholders’ equity

Total changes during the period	—	—	—	—	(1)	—	—	293,148	293,147	293,147

Balances as of September 30, 2006	996,973	2,767,590	2,767,590	190,044	—	2,432	718,196	787,358	1,698,031	5,462,595

	Valuation and translation adjustments				Total net assets
	Net unrealized gains (losses) on other securities, net of taxes	Net deferred gains (losses) on hedging instruments, net of taxes	Land revaluation excess, net of taxes	Total valuation and translation adjustments
Balances as of March 31, 2006	1,190,391	—	245,742	1,436,133	6,605,581

Changes during the period
Dividends from retained earnings (*)					(131,186)
Net income					422,912
Reversal of reserve for losses on overseas investments					—
Reversal of land revaluation excess, net of taxes					1,421
Net changes in items other than shareholders’ equity	(114,035)	(50,171)	(1,421)	(165,628)	(165,628)

Total changes during the period	(114,035)	(50,171)	(1,421)	(165,628)	127,518

Balances as of September 30, 2006	1,076,356	(50,171)	244,320	1,270,505	6,733,100

(*)	Approved at annual general meeting of shareholders on June 2006.

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

Statement of Changes in Net Assets (from April 1, 2006 to March 31, 2007)

	(in millions of yen)
	Shareholders’ equity
	Capital stock	Capital surplus		Retained earnings						Total shareholders’ equity
		Capital reserve	Total capital surplus	Revenue reserve	Other retained earnings				Total retained earnings
					Reserve for losses on overseas investments	Funds for retirement benefit	Other reserve	Earned surplus brought forward
Balances as of March 31, 2006	996,973	2,767,590	2,767,590	190,044	1	2,432	718,196	494,209	1,404,884	5,169,447

Changes during the period
Dividends from retained earnings								(451,913)	(451,913)	(451,913)
Net income								669,298	669,298	669,298
Reversal of reserve for losses on overseas investments					(1)			1	—	—
Reversal of land revaluation excess, net of taxes								5,434	5,434	5,434
Net changes in items other than shareholders’ equity

Total changes during the period	—	—	—	—	(1)	—	—	222,819	222,818	222,818

Balances as of March 31, 2007	996,973	2,767,590	2,767,590	190,044	—	2,432	718,196	717,029	1,627,703	5,392,266

	Valuation and translation adjustments				Total net assets
	Net unrealized gains (losses) on other securities, net of taxes	Net deferred gains (losses) on hedging instruments, net of taxes	Land revaluation excess, net of taxes	Total valuation and translation adjustments
Balances as of March 31, 2006	1,190,391	—	245,742	1,436,133	6,605,581

Changes during the period
Dividends from retained earnings					(451,913)
Net income					669,298
Reversal of reserve for losses on overseas investments					—
Reversal of land revaluation excess, net of taxes					5,434
Net changes in items other than shareholders’ equity	245,138	(46,187)	(5,434)	193,516	193,516

Total changes during the period	245,138	(46,187)	(5,434)	193,516	416,335

Balances as of March 31, 2007	1,435,530	(46,187)	240,307	1,629,650	7,021,917

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

Balance Sheets

(in millions of yen)	As of September 30, 2007 (A)	As of September 30, 2006 (B)	Increase (Decrease) (A) - (B)	As of March 31, 2007 (C)	Increase (Decrease) (A) - (C)
Assets:
Cash and due from banks	771,578	749,751	21,826	888,167	(116,588)
Call loans	352,900	259,300	93,600	177,100	175,800
Receivables under securities borrowing transactions	152,292	29,670	122,622	150,638	1,653
Commercial paper and other debt purchased	75,422	124,414	(48,991)	95,235	(19,812)
Trading assets	214,463	283,917	(69,454)	237,307	(22,844)
Money held in trust	464	2,425	(1,960)	9,559	(9,094)
Investment securities	6,357,594	6,835,794	(478,199)	6,836,277	(478,683)
Allowance for losses on investment securities	(736)	(37)	(698)	(577)	(159)
Loans and bills discounted	9,768,602	10,246,264	(477,662)	9,890,460	(121,858)
Foreign exchanges	7,974	6,299	1,675	5,203	2,770
Other assets	919,336	642,171	277,165	650,789	268,546
Tangible fixed assets	183,169	110,780	72,389	108,462	74,706
Intangible fixed assets	60,315	59,487	827	60,401	(86)
Customers’ liabilities for acceptances and guarantees	244,498	277,073	(32,574)	257,412	(12,913)
Allowance for credit losses	(134,258)	(86,718)	(47,540)	(122,979)	(11,278)

Total assets	18,973,617	19,540,594	(566,976)	19,243,460	(269,842)

Liabilities:
Deposits	11,715,224	11,381,458	333,765	11,764,679	(49,455)
Negotiable certificates of deposit	1,794,740	1,740,103	54,636	1,724,653	70,087
Call money	141,260	267,645	(126,385)	292,026	(150,766)
Payables under repurchase agreements	93,090	168,853	(75,762)	250,604	(157,513)
Payables under securities lending transactions	270,054	482,135	(212,081)	202,248	67,805
Trading liabilities	30,049	37,284	(7,235)	32,706	(2,657)
Borrowed money	465,214	1,270,724	(805,509)	916,365	(451,150)
Foreign exchanges	10	496	(485)	592	(582)
Short-term corporate bonds	110,300	258,100	(147,800)	81,900	28,400
Bonds and notes	270,500	314,000	(43,500)	299,900	(29,400)
Due to trust accounts	1,237,408	1,490,109	(252,701)	1,328,469	(91,061)
Other liabilities	970,711	256,462	714,248	291,927	678,784
Reserve for employees’ bonuses	4,390	4,507	(117)	4,432	(41)
Reserve for bonuses to directors and corporate auditors	—	—	—	90	(90)
Reserve for contingent losses	7,534	5,417	2,117	9,612	(2,078)
Deferred tax liabilities	84,252	17,092	67,159	92,284	(8,031)
Deferred tax liabilities for land revaluation	7,630	5,796	1,834	6,150	1,480
Acceptances and guarantees	244,498	277,073	(32,574)	257,412	(12,913)

Total liabilities	17,446,872	17,977,262	(530,390)	17,556,056	(109,184)

Net assets:
Capital stock	324,279	324,279	—	324,279	—
Capital surplus:	412,315	582,419	(170,104)	530,334	(118,018)
Capital reserve	250,619	250,619	—	250,619	—
Other capital surplus	161,695	331,800	(170,104)	279,714	(118,018)
Retained earnings:	469,178	348,135	121,042	434,303	34,875
Revenue reserve	73,714	73,714	—	73,714	—
Other retained earnings	395,464	274,421	121,042	360,589	34,875
Reserve for losses on overseas investments	0	0	(0)	0	—
Funds for retirement benefit	710	710	—	710	—
Other reserve	138,495	138,495	—	138,495	—
Earned surplus brought forward	256,259	135,216	121,042	221,383	34,875
Total shareholders’ equity	1,205,772	1,254,834	(49,061)	1,288,916	(83,143)
Net unrealized gains (losses) on other securities, net of taxes	341,117	326,389	14,728	415,045	(73,927)
Net deferred gains (losses) on hedging instruments, net of taxes	(9,884)	(7,695)	(2,189)	(6,858)	(3,025)
Land revaluation excess, net of taxes	(10,260)	(10,197)	(63)	(9,699)	(561)
Total valuation and translation adjustments	320,972	308,497	12,475	398,487	(77,514)

Total net assets	1,526,745	1,563,331	(36,585)	1,687,403	(160,658)

Total liabilities and net assets	18,973,617	19,540,594	(566,976)	19,243,460	(269,842)

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

Statements of Income

(in millions of yen)	For the six months ended September 30, 2007 (A)	For the six months ended September 30, 2006 (B)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2007
Ordinary income:
Trust fees	59,651	58,729	921	111,075
Interest income:	186,746	172,407	14,339	348,257
(Interest on loans and bills discounted)	79,968	69,593	10,374	143,732
(Interest and dividends on securities)	90,937	86,173	4,764	171,645
Fees and commissions	75,325	75,906	(580)	165,111
Trading income	2,150	10,417	(8,267)	17,197
Other business income	7,628	10,508	(2,880)	28,407
Other ordinary income	12,765	18,134	(5,369)	39,031

Total ordinary income	344,267	346,104	(1,836)	709,081

Ordinary expenses:
Interest expenses:	80,610	52,306	28,303	123,150
(Interest on deposits)	42,014	30,494	11,519	67,282
Fees and commissions	11,957	12,681	(723)	24,087
Trading expenses	63	122	(59)	172
Other business expenses	23,410	40,357	(16,947)	51,319
General and administrative expenses	100,614	104,806	(4,191)	204,764
Other ordinary expenses	29,839	8,576	21,262	27,228

Total ordinary expenses	246,495	218,851	27,644	430,721

Ordinary profits	97,772	127,252	(29,480)	278,360

Extraordinary gains	9,847	39,506	(29,659)	10,558
Extraordinary losses	7,381	3,115	4,266	4,844

Income before income taxes	100,237	163,644	(63,406)	284,073

Income taxes-current	(231)	247	(478)	631
Income taxes-deferred	39,752	50,815	(11,062)	71,800

Net income	60,715	112,581	(51,865)	211,642

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

Statement of Changes in Net Assets (from April 1, 2007 to September 30, 2007)

	(in millions of yen)
	Shareholders’ equity
	Capital stock	Capital surplus			Retained earnings						Total shareholders’ equity
		Capital reserve	Other capital surplus	Total capital surplus	Revenue reserve	Other retained earnings				Total retained earnings
						Reserve for losses on overseas investments	Funds for retirement benefit	Other reserve	Earned surplus brought forward
Balances as of March 31, 2007	324,279	250,619	279,714	530,334	73,714	0	710	138,495	221,383	434,303	1,288,916
Changes during the period
Dividends from surplus			(118,018)	(118,018)					(25,822)	(25,822)	(143,841)
Net income									60,715	60,715	60,715
Reversal of land revaluation excess, net of taxes									(17)	(17)	(17)
Net changes in items other than shareholders’ equity
Total changes during the period	—	—	(118,018)	(118,018)	—	—	—	—	34,875	34,875	(83,143)
Balances as of September 30, 2007	324,279	250,619	161,695	412,315	73,714	0	710	138,495	256,259	469,178	1,205,772

	Valuation and translation adjustments				Total net assets
	Net unrealized gains (losses) on other securities, net of taxes	Net deferred gains (losses) on hedging instruments, net of taxes	Land revaluation excess, net of taxes	Total valuation and translation adjustments
Balances as of March 31, 2007	415,045	(6,858)	(9,699)	398,487	1,687,403
Changes during the period
Dividends from surplus					(143,841)
Net income					60,715
Reversal of land revaluation excess, net of taxes					(17)
Net changes in items other than shareholders’ equity	(73,927)	(3,025)	(561)	(77,514)	(77,514)
Total changes during the period	(73,927)	(3,025)	(561)	(77,514)	(160,658)
Balances as of September 30, 2007	341,117	(9,884)	(10,260)	320,972	1,526,745

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

Statement of Changes in Net Assets (from April 1, 2006 to September 30, 2006)

	(in millions of yen)
	Shareholders’ equity
	Capital stock	Capital surplus			Retained earnings						Total shareholders’ equity
		Capital reserve	Other capital surplus	Total capital surplus	Revenue reserve	Other retained earnings				Total retained earnings
						Reserve for losses on overseas investments	Funds for retirement benefit	Other reserve	Earned surplus brought forward
Balances as of March 31, 2006	324,279	582,419	—	582,419	73,714	1	710	188,495	(1,955)	260,964	1,167,662
Changes during the period
Transfer from capital reserve to other capital surplus		(331,800)	331,800	—							—
Reversal of reserve for losses on overseas investments (*)						(0)			0	—	—
Transfer from other reserve to earned surplus brought forward (*)								(50,000)	50,000	—	—
Dividends from surplus (*)									(25,429)	(25,429)	(25,429)
Net income									112,581	112,581	112,581
Reversal of land revaluation excess, net of taxes									20	20	20
Net changes in items other than shareholders’ equity
Total changes during the period	—	(331,800)	331,800	—	—	(0)	—	(50,000)	137,172	87,171	87,171
Balances as of September 30, 2006	324,279	250,619	331,800	582,419	73,714	0	710	138,495	135,216	348,135	1,254,834

	Valuation and translation adjustments				Total net assets
	Net unrealized gains (losses) on other securities, net of taxes	Net deferred gains (losses) on hedging instruments, net of taxes	Land revaluation excess, net of taxes	Total valuation and translation adjustments
Balances as of March 31, 2006	378,266	—	(10,721)	367,545	1,535,208
Changes during the period
Transfer from capital reserve to other capital surplus					—
Reversal of reserve for losses on overseas investments (*)					—
Transfer from other reserve to earned surplus brought forward (*)					—
Dividends from surplus (*)					(25,429)
Net income					112,581
Reversal of land revaluation excess, net of taxes					20
Net changes in items other than shareholders’ equity	(51,876)	(7,695)	523	(59,048)	(59,048)
Total changes during the period	(51,876)	(7,695)	523	(59,048)	28,123
Balances as of September 30, 2006	326,389	(7,695)	(10,197)	308,497	1,563,331

(*)	Approved at annual general meeting of shareholders on June 2006.

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

Statement of Changes in Net Assets (from April 1, 2006 to March 31, 2007)

	(in millions of yen)
	Shareholders’ equity
	Capital stock	Capital surplus			Retained earnings						Total shareholders’ equity
		Capital reserve	Other capital surplus	Total capital surplus	Revenue reserve	Other retained earnings				Total retained earnings
						Reserve for losses on overseas investments	Funds for retirement benefit	Other reserve	Earned surplus brought forward
Balances as of March 31, 2006	324,279	582,419	—	582,419	73,714	1	710	188,495	(1,955)	260,964	1,167,662
Changes during the period
Transfer from capital reserve to other capital surplus		(331,800)	331,800	—							—
Reversal of reserve for losses on overseas investments (*)						(0)			0	—	—
Reversal of reserve for losses on overseas investments						(0)			0	—	—
Transfer from other reserve to earned surplus brought forward (*)								(50,000)	50,000	—	—
Dividends from surplus (*)									(25,429)	(25,429)	(25,429)
Dividends from surplus			(52,085)	(52,085)					(11,851)	(11,851)	(63,936)
Net income									211,642	211,642	211,642
Reversal of land revaluation excess, net of taxes									(1,021)	(1,021)	(1,021)
Net changes in items other than shareholders’ equity
Total changes during the period	—	(331,800)	279,714	(52,085)	—	(0)	—	(50,000)	223,339	173,338	121,253
Balances as of March 31, 2007	324,279	250,619	279,714	530,334	73,714	0	710	138,495	221,383	434,303	1,288,916

	Valuation and translation adjustments				Total net assets
	Net unrealized gains (losses) on other securities, net of taxes	Net deferred gains (losses) on hedging instruments, net of taxes	Land revaluation excess, net of taxes	Total valuation and translation adjustments
Balances as of March 31, 2006	378,266	—	(10,721)	367,545	1,535,208
Changes during the period
Transfer from capital reserve to other capital surplus					—
Reversal of reserve for losses on overseas investments (*)					—
Reversal of reserve for losses on overseas investments					—
Transfer from other reserve to earned surplus brought forward (*)					—
Dividends from surplus (*)					(25,429)
Dividends from surplus					(63,936)
Net income					211,642
Reversal of land revaluation excess, net of taxes					(1,021)
Net changes in items other than shareholders’ equity	36,778	(6,858)	1,021	30,942	30,942
Total changes during the period	36,778	(6,858)	1,021	30,942	152,195
Balances as of March 31, 2007	415,045	(6,858)	(9,699)	398,487	1,687,403

(*)	Approved at annual general meeting of shareholders on June 2006.

Mitsubishi UFJ Financial Group, Inc.

2.	Statements of Trust Assets and Liabilities

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

(1) Statements of Trust Assets and Liabilities including Trust Assets under Service-Shared Co-Trusteeship

(in millions of yen)	As of September 30, 2007 (A)	As of September 30, 2006 (B)	Increase (Decrease) (A) - (B)	As of March 31, 2007 (C)	Increase (Decrease) (A) - (C)
Assets:
Loans and bills discounted	292,520	336,706	(44,185)	318,762	(26,241)
Securities	57,002,232	50,574,261	6,427,971	51,797,506	5,204,725
Beneficiary rights to the trust	26,940,392	24,703,361	2,237,030	24,954,882	1,985,509
Securities held in custody accounts	1,507,048	1,283,693	223,355	1,327,575	179,473
Money claims	12,365,972	12,191,998	173,973	12,639,248	(273,276)
Tangible fixed assets	8,250,696	—	8,250,696	7,810,422	440,273
Intangible fixed assets	119,170	—	119,170	91,057	28,112
Premises and equipment	—	6,966,937	(6,966,937)	—	—
Surface rights	—	18,405	(18,405)	—	—
Real estate lease rights	—	60,693	(60,693)	—	—
Other claims	3,232,693	2,631,922	600,770	3,005,010	227,682
Call loans	1,200,687	1,444,093	(243,406)	1,321,679	(120,992)
Due from banking account	1,592,355	1,796,436	(204,080)	1,542,327	50,028
Cash and due from banks	1,711,023	1,178,346	532,677	1,442,039	268,984

Total assets	114,214,793	103,186,855	11,027,937	106,250,513	7,964,279

Liabilities:
Money trusts	28,636,201	29,239,062	(602,860)	30,086,680	(1,450,478)
Pension trusts	13,738,074	12,694,887	1,043,186	13,444,615	293,458
Property formation benefit trusts	13,060	14,443	(1,382)	13,978	(918)
Loan trusts	294,976	499,794	(204,818)	379,728	(84,751)
Investment trusts	25,069,694	23,165,118	1,904,575	23,220,314	1,849,379
Money entrusted other than money trusts	2,928,818	2,912,486	16,331	2,909,555	19,262
Securities trusts	1,811,012	1,679,542	131,470	1,773,451	37,561
Money claim trusts	12,896,604	12,640,761	255,842	13,099,740	(203,135)
Equipment trusts	40,236	42,681	(2,444)	42,461	(2,224)
Land and fixtures trusts	106,800	113,809	(7,008)	114,487	(7,686)
Composite trusts	28,679,313	20,184,267	8,495,045	21,165,498	7,513,814
Other trusts	—	0	(0)	—	—

Total liabilities	114,214,793	103,186,855	11,027,937	106,250,513	7,964,279

Note: The table shown above includes master trust assets under the service-shared co-trusteeship between Mitsubishi UFJ Trust and Banking Corporation and The Master Trust Bank of Japan, Ltd.

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

(2) Supplemental Data as of September 30, 2007

Detailed information for designated money trusts and loan trusts which repayment of the principal to the customers is guaranteed (including trusts for which beneficiary interests are re-entrusted)

Money trusts

(in millions of yen)
Assets:
Loans and bills discounted	160,953
Securities	367,959
Other	859,169

Total	1,388,082

Liabilities:
Principal	1,386,986
Allowance for bad debts	484
Other	612

Total	1,388,082

Loan trusts
(in millions of yen)
Assets:
Loans and bills discounted	—
Securities	—
Other	296,921

Total	296,921

Liabilities:
Principal	293,603
Special internal reserves	1,795
Other	1,521

Total	296,921

(3) Comparison of major items

(in millions of yen)	As of September 30, 2007 (A)	As of September 30, 2006 (B)	Increase (Decrease) (A) - (B)	As of March 31, 2007 (C)	Increase (Decrease) (A) - (C)
Total funds	56,192,277	55,569,751	622,526	57,414,336	(1,222,058)
Deposits	11,715,224	11,381,458	333,765	11,764,679	(49,455)
Negotiable certificates of deposit	1,794,740	1,740,103	54,636	1,724,653	70,087
Money trusts	28,636,201	29,239,062	(602,860)	30,086,680	(1,450,478)
Pension trusts	13,738,074	12,694,887	1,043,186	13,444,615	293,458
Property formation benefit trusts	13,060	14,443	(1,382)	13,978	(918)
Loan trusts	294,976	499,794	(204,818)	379,728	(84,751)

Loans and bills discounted	10,061,122	10,582,971	(521,848)	10,209,222	(148,100)
Banking account	9,768,602	10,246,264	(477,662)	9,890,460	(121,858)
Trust account	292,520	336,706	(44,185)	318,762	(26,241)

Investment securities	63,359,826	57,410,055	5,949,771	58,633,784	4,726,042

Note:

The table shown above includes master trust assets under the service-shared co-trusteeship between Mitsubishi UFJ Trust and Banking Corporation and The Master Trust Bank of Japan, Ltd.

Mitsubishi UFJ Financial Group, Inc.

3.	Financial Results

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

Financial Results

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2007 (A)	September 30, 2006 (B)
Gross profits	1,796,866	1,794,776	2,090
(Gross profits before credit costs for trust accounts)	1,796,899	1,794,851	2,048
Net interest income	966,792	945,665	21,127
Trust fees	78,972	79,378	(405)
Credit costs for trust accounts (1)	(32)	(74)	41
Net fees and commissions	547,199	557,420	(10,221)
Net trading profits	189,126	133,827	55,299
Net other business profits	14,775	78,484	(63,709)
Net gains (losses) on debt securities	(10,922)	(14,522)	3,599
General and administrative expenses	1,061,473	1,012,270	49,202
Amortization of goodwill	5,525	4,476	1,049
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	740,951	787,056	(46,105)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	735,425	782,580	(47,154)
Provision for general allowance for credit losses (2)	(1,946)	—	(1,946)
Net business profits*	733,446	782,506	(49,059)
Net non-recurring gains (losses)	(235,907)	(118,925)	(116,981)
Credit related costs (3)	(265,509)	(54,245)	(211,263)
Losses on loan write-offs	(87,010)	(67,662)	(19,348)
Provision for specific allowance for credit losses	(161,790)	—	(161,790)
Other credit related costs	(16,708)	13,417	(30,125)
Net gains (losses) on equity securities	54,414	13,793	40,621
Gains on sales of equity securities	105,818	32,431	73,386
Losses on sales of equity securities	(6,392)	(821)	(5,570)
Losses on write-down of equity securities	(45,010)	(17,816)	(27,194)
Profits (losses) from investments in affiliates	8,667	(39,584)	48,252
Other non-recurring gains (losses)	(33,480)	(38,889)	5,408
Amortization of goodwill	4,364	2,134	2,229

Ordinary profits	497,539	663,580	(166,040)

Net extraordinary gains (losses)	(47,815)	170,762	(218,578)
Gains on loans written-off (4)	20,326	78,765	(58,439)
Reversal of allowance for credit losses (5)	—	136,986	(136,986)
Losses on impairment of fixed assets	(11,421)	(6,266)	(5,155)
Provision for reserve for losses related to business restructuring	(59,603)	—	(59,603)
Income before income taxes and others	449,723	834,343	(384,619)
Income taxes-current	65,510	51,155	14,355
Income taxes-deferred	127,914	241,851	(113,937)
Minority interests	(421)	34,069	(34,491)

Net income	256,721	507,266	(250,545)

Note:

*       Net business profits = Banking subsidiaries’ Net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(5)	(267,488)	82,667	(350,155)
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)	(247,161)	161,433	(408,594)
Number of consolidated subsidiaries	252	265	(13)
Number of affiliated companies accounted for under the equity method	44	44	—

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation (Combined)

Financial Results

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2007 (A)	September 30, 2006 (B)
Gross profits	1,155,827	1,165,019	(9,192)
(Gross profits before credit costs for trust accounts)	1,155,859	1,165,093	(9,233)
Net interest income	722,540	696,541	25,999
Trust fees	59,651	58,729	921
Credit related costs for trust accounts (1)	(32)	(74)	41
Net fees and commissions	260,253	273,099	(12,845)
Net trading profits	100,383	70,883	29,499
Net other business profits	12,998	65,764	(52,766)
Net gains (losses) on debt securities	(13,151)	(14,380)	1,229
General and administrative expenses	651,072	616,160	34,912
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	504,787	548,933	(44,146)
Provision for general allowance for credit losses (2)	7,236	—	7,236
Net business profits	511,991	548,859	(36,868)
Net non-recurring gains (losses)	(142,035)	(63,256)	(78,779)
Credit related costs (3)	(164,224)	(38,893)	(125,331)
Losses on loan write-offs	(72,641)	(46,064)	(26,577)
Provision for specific allowance for credit losses	(83,714)	—	(83,714)
Other credit related costs	(7,869)	7,170	(15,040)
Net gains (losses) on equity securities	30,695	4,777	25,918
Gains on sales of equity securities	84,664	25,000	59,664
Losses on sales of equity securities	(5,533)	(672)	(4,861)
Losses on write-down of equity securities	(48,434)	(19,551)	(28,883)
Other non-recurring gains (losses)	(8,506)	(29,139)	20,632

Ordinary profits	369,955	485,603	(115,647)

Net extraordinary gains (losses)	24,583	222,543	(197,959)
Gains on loans written-off (4)	18,066	74,559	(56,493)
Reversal of allowance for credit losses (5)	—	192,233	(192,233)
Reversal of reserve for contingent losses included in credit related costs (6)	597	—	597
Losses on impairment of fixed assets	(8,249)	(6,246)	(2,003)
Income before income taxes	394,539	708,146	(313,607)
Income taxes-current	17,804	9,085	8,719
Income taxes-deferred	127,949	163,568	(35,618)

Net income	248,784	535,493	(286,708)

(Reference)
Total credit costs (1)+(2)+(3)+(5)+(6)	(156,423)	153,265	(309,688)
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)+(6)	(138,357)	227,825	(366,182)

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Consolidated)

Financial Results

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2007 (A)	September 30, 2006 (B)
Gross profits	1,385,704	1,402,504	(16,800)
Net interest income	867,676	837,429	30,246
Trust fees	12,893	12,058	834
Net fees and commissions	372,603	394,820	(22,216)
Net trading profits	99,919	61,276	38,642
Net other business profits	32,611	96,919	(64,307)
Net gains (losses) on debt securities	4,639	8,213	(3,573)
General and administrative expenses	814,165	789,718	24,447
Amortization of goodwill	1,404	531	872
Net business profits before provision for general allowance for credit losses and amortization of goodwill	572,942	613,317	(40,375)
Net business profits before provision for general allowance for credit losses	571,538	612,785	(41,247)
Provision for general allowance for credit losses (1)	(792)	—	(792)
Net business profits*	570,745	612,785	(42,040)
Net non-recurring gains (losses)	(245,126)	(77,901)	(167,224)
Credit related costs (2)	(254,811)	(64,059)	(190,752)
Losses on loan write-offs	(85,709)	(67,291)	(18,417)
Provision for specific allowance for credit losses	(150,640)	—	(150,640)
Other credit related costs	(18,461)	3,232	(21,694)
Net gains (losses) on equity securities	41,168	9,439	31,728
Gains on sales of equity securities	85,101	22,415	62,686
Losses on sales of equity securities	(6,861)	(344)	(6,517)
Losses on write-down of equity securities	(37,071)	(12,631)	(24,440)
Profits (losses) from investments in affiliates	5,027	5,622	(595)
Other non-recurring gains (losses)	(36,510)	(28,904)	(7,605)

Ordinary profits	325,618	534,884	(209,265)

Net extraordinary gains (losses)	(43,242)	135,054	(178,297)
Gains on loans written-off (3)	16,898	72,201	(55,302)
Reversal of allowance for credit losses (4)	—	104,794	(104,794)
Losses on impairment of fixed assets	(10,119)	(4,086)	(6,032)
Provision for reserve for losses related to business restructuring	(59,603)	—	(59,603)
Income before income taxes and others	282,375	669,938	(387,562)
Income taxes-current	41,997	32,843	9,153
Income taxes-deferred	92,455	184,223	(91,767)
Minority interests	(16,217)	21,722	(37,939)

Net income	164,140	431,149	(267,008)

Note:

*  Net business profits = Net business profits of The Bank of Tokyo-Mitsubishi UFJ + consolidated entities’ gross profits - consolidated entities’ general and administrative expenses - consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions.

(Reference)
Total credit costs (1)+(2)+(4)	(255,604)	40,735	(296,339)
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)	(238,706)	112,936	(351,642)
Number of consolidated subsidiaries	173	193	(20)
Number of affiliated companies accounted for under the equity method	50	46	4

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

Financial Results

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2007 (A)	September 30, 2006 (B)
Gross profits	940,350	942,510	(2,160)
Domestic gross profits	692,409	665,310	27,099
Net interest income	532,006	483,093	48,912
Net fees and commissions	148,587	164,168	(15,581)
Net trading profits	12,981	4,758	8,222
Net other business profits	(1,165)	13,289	(14,454)
Net gains (losses) on debt securities	11,340	13,856	(2,516)
Non-domestic gross profits	247,941	277,200	(29,259)
Net interest income	84,380	93,338	(8,957)
Net fees and commissions	48,298	45,706	2,592
Net trading profits	85,315	55,830	29,485
Net other business profits	29,945	82,324	(52,379)
Net gains (losses) on debt securities	(8,541)	(5,965)	(2,575)
General and administrative expenses	551,193	516,379	34,814
Personnel expenses	190,223	177,673	12,550
Non-personnel expenses	330,444	310,847	19,597
Taxes	30,525	27,858	2,666
Net business profits before provision for general allowance for credit losses	389,156	426,131	(36,974)
Provision for general allowance for credit losses (1)	8,534	—	8,534
Net business profits	397,690	426,131	(28,440)
Net non-recurring gains (losses)	(125,507)	(67,780)	(57,727)
Credit related costs (2)	(153,237)	(48,754)	(104,483)
Losses on loan write-offs	(71,454)	(45,740)	(25,713)
Provision for specific allowance for credit losses	(72,770)	—	(72,770)
Other credit related costs	(9,012)	(3,014)	(5,998)
Net gains (losses) on equity securities	35,646	2,261	33,384
Gains on sales of equity securities	76,556	18,131	58,424
Losses on sales of equity securities	(5,060)	(395)	(4,665)
Losses on write-down of equity securities	(35,849)	(15,474)	(20,374)
Other non-recurring gains (losses)	(7,916)	(21,287)	13,371

Ordinary profits	272,183	358,350	(86,167)

Net extraordinary gains (losses)	22,118	186,151	(164,033)
Gains on loans written-off (3)	14,735	68,070	(53,335)
Reversal of allowance for credit losses (4)	—	159,505	(159,505)
Losses on impairment of fixed assets	(4,857)	(4,082)	(775)
Income before income taxes	294,301	544,502	(250,200)
Income taxes-current	18,035	8,837	9,198
Income taxes-deferred	88,196	112,752	(24,556)

Net income	188,069	422,912	(234,843)

Total credit costs (1)+(2)+(4)	(144,703)	110,751	(255,454)
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)	(129,967)	178,821	(308,789)

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation (Consolidated)

Financial Results

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2007 (A)	September 30, 2006 (B)
Gross profits	243,134	251,420	(8,286)
(Gross profits before credit costs for trust accounts)	243,166	251,494	(8,328)
Trust fees	66,102	67,443	(1,341)
Trust fees before credit costs for trust accounts	66,134	67,517	(1,383)
Loan trusts and money trusts fees (Jointly operated designated money trusts before credit costs for trust accounts)	10,058	8,592	1,466
Other trust fees	56,076	58,925	(2,849)
Credit related costs for trust accounts (1)	(32)	(74)	41
Net interest income	107,189	121,091	(13,902)
Net fees and commissions	82,428	81,354	1,074
Net trading profits	3,242	11,504	(8,262)
Net other business profits	(15,828)	(29,973)	14,145
Net gains (losses) on debt securities	(15,950)	(22,271)	6,321
General and administrative expenses	124,336	122,348	1,987
Amortization of goodwill	—	—	—
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	118,830	129,146	(10,316)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses *	118,830	129,146	(10,316)
Provision for general allowance for credit losses (2)	(1,561)	—	(1,561)
Net business profits**	117,235	129,072	(11,836)
Net non-recurring gains (losses)	(15,324)	8,602	(23,927)
Credit related costs (3)	(11,110)	9,817	(20,928)
Losses on loan write-offs	(1,301)	(366)	(934)
Provision for specific allowance for credit losses	(10,952)	—	(10,952)
Other credit related costs	1,143	10,184	(9,041)
Net gains (losses) on equity securities	(4,909)	3,481	(8,391)
Gains on sales of equity securities	8,148	6,869	1,279
Losses on sales of equity securities	(473)	(276)	(196)
Losses on write-down of equity securities	(12,585)	(3,110)	(9,474)
Profits (losses) from investments in affiliates	1,421	1,406	14
Other non-recurring gains (losses)	(725)	(6,104)	5,378

Ordinary profits	101,911	137,674	(35,763)

Net extraordinary gains (losses)	3,716	36,020	(32,303)
Gains on loans written-off (4)	3,401	6,563	(3,162)
Reversal of allowance for credit losses (5)	—	32,114	(32,114)
Reversal of reserve for contingent losses included in credit related costs (6)	597	—	597
Losses on impairment of fixed assets	(416)	(2,165)	1,749
Income before income taxes and others	105,627	173,694	(68,067)
Income taxes-current	1,774	2,895	(1,121)
Income taxes-deferred	40,155	50,567	(10,412)
Minority interests	896	910	(14)

Net income	62,800	119,320	(56,519)

Notes:

*       Net business profits before credit costs for trust accounts and provision for general allowance for credit losses
= Consolidated net business profits + credit costs for trust accounts + provision for general allowance for credit losses

**     Net business profits = Net business profits of Mitsubishi UFJ Trust and Banking Corporation + consolidated entities’ gross profits - consolidated entities’ general and administrative expenses - consolidated entities’ provision for general allowance for credit losses - amortization of goodwill - inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(5)+(6)	(12,107)	41,858	(53,965)
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)+(6)	(8,706)	48,421	(57,127)
Number of consolidated subsidiaries	25	22	3
Number of affiliated companies accounted for under the equity method	9	8	1

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

Financial Results

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2007 (A)	September 30, 2006 (B)
Gross profits	215,476	222,508	(7,031)
(Gross profits before credit costs for trust accounts)*	215,509	222,582	(7,073)
Domestic gross profits	213,667	222,888	(9,220)
Trust fees	59,651	58,729	921
Trust fees before credit costs for trust accounts*	59,683	58,803	879
Loan trusts and money trusts fees (Jointly operated designated money trusts before credit costs for trust accounts)*	10,058	8,592	1,466
Other trust fees	49,625	50,211	(586)
Credit related costs for trust accounts** (1)	(32)	(74)	41
Net interest income	90,068	105,785	(15,717)
Net fees and commissions	63,351	63,341	10
Net trading profits	4,430	16,255	(11,824)
Net other business profits	(3,834)	(21,224)	17,390
Net gains (losses) on debt securities	(4,225)	(17,529)	13,303
Non-domestic gross profits	1,809	(379)	2,188
Trust fees	0	—	0
Net interest income	16,085	14,322	1,762
Net fees and commissions	15	(116)	132
Net trading profits	(2,344)	(5,961)	3,616
Net other business profits	(11,947)	(8,624)	(3,322)
Net gains (losses) on debt securities	(11,725)	(4,742)	(6,982)
General and administrative expenses	99,878	99,780	98
Personnel expenses	30,242	32,817	(2,575)
Non-personnel expenses	63,345	62,016	1,328
Taxes	6,289	4,945	1,344
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses*	115,630	122,802	(7,171)
Provision for general allowance for credit losses (2)	(1,297)	—	(1,297)
Net business profits	114,300	122,728	(8,428)
Net non-recurring gains (losses)	(16,528)	4,524	(21,052)
Credit related costs (3)	(10,987)	9,860	(20,848)
Losses on loan write-offs	(1,186)	(323)	(863)
Provision for specific allowance for credit losses	(10,943)	—	(10,943)
Provision for allowance for credits to specific foreign borrowers	—	—	—
Other credit related costs	1,143	10,184	(9,041)
Net gains (losses) on equity securities	(4,950)	2,515	(7,465)
Gains on sales of equity securities	8,108	6,868	1,239
Losses on sales of equity securities	(473)	(276)	(196)
Losses on write-down of equity securities	(12,585)	(4,076)	(8,509)
Other non-recurring gains (losses)	(590)	(7,852)	7,261

Ordinary profits	97,772	127,252	(29,480)

Net extraordinary gains (losses)	2,465	36,391	(33,926)
Gains on loans written-off (4)	3,330	6,489	(3,158)
Reversal of allowance for credit losses (5)	—	32,727	(32,727)
Reversal of reserve for contingent losses included in credit related costs (6)	597	—	597
Losses on impairment of fixed assets	(3,391)	(2,164)	(1,227)
Income before income taxes	100,237	163,644	(63,406)
Income taxes-current	(231)	247	(478)
Income taxes-deferred	39,752	50,815	(11,062)

Net income	60,715	112,581	(51,865)

Notes:
* Amounts before credit costs for loans in trusts with contracts for compensating the principal
** Credit costs for loans in trusts with contracts for compensating the principal

Total credit costs (1)+(2)+(3)+(5)+(6)	(11,720)	42,514	(54,234)
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)+(6)	(8,389)	49,003	(57,393)

Mitsubishi UFJ Financial Group, Inc.

4.	Average Interest Rate Spread

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

(All branches)

	(percentage per annum)
	For the six months ended September 30, 2007 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2006 (B)
Total average interest rate on interest-earning assets (a)	2.27	0.38	1.88
Average interest rate on loans and bills discounted (b)	2.33	0.36	1.96
Average interest rate on investment securities	1.74	0.43	1.30

Total average interest rate on interest-bearing liabilities (c) <including general and administrative expenses>	2.14	0.38	1.75

Average interest rate on deposits and NCD (d)	0.79	0.22	0.57
Average interest rate on other liabilities	2.95	1.19	1.76

Overall interest rate spread (a)-(c)	0.13	0.00	0.12

Interest rate spread (b)-(d)	1.53	0.14	1.39

(Domestic business segment)	(percentage per annum)
Total average interest rate on interest-earning assets (a)	1.36	0.29	1.07
Average interest rate on loans and bills discounted (b)	1.74	0.30	1.44
Average interest rate on investment securities	1.00	0.30	0.69

Total average interest rate on interest-bearing liabilities (c) <including general and administrative expenses>	1.16	0.22	0.94

Average interest rate on deposits and NCD (d)	0.24	0.17	0.06
Average interest rate on other liabilities	0.97	0.52	0.44

Overall interest rate spread (a)-(c)	0.20	0.06	0.13

Interest rate spread (b)-(d)	1.50	0.12	1.37

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated) (All branches)
	(percentage per annum)
	For the six months ended September 30, 2007 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2006 (B)
Total average interest rate on interest-earning assets (a)	2.20	0.15	2.04
Average interest rate on loans and bills discounted (b)	1.65	0.32	1.32
Average interest rate on investment securities	3.13	(0.12)	3.26

Total average interest rate on interest-bearing liabilities (c)	0.96	0.33	0.62

Average interest rate on deposits and NCD (d)	0.82	0.26	0.56

Overall interest rate spread (a)-(c)	1.23	(0.18)	1.41

Interest rate spread (b)-(d)	0.82	0.06	0.76

(Domestic business segment)	(percentage per annum)
Total average interest rate on interest-earning assets (a)	1.63	0.04	1.58
Average interest rate on loans and bills discounted (b)	1.44	0.29	1.15
Average interest rate on investment securities	2.38	(0.59)	2.97

Total average interest rate on interest-bearing liabilities (c)	0.42	0.25	0.16

Average interest rate on deposits and NCD (d)	0.39	0.22	0.16

Overall interest rate spread (a)-(c)	1.20	(0.21)	1.42

Interest rate spread (b)-(d)	1.05	0.06	0.99

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation (Combined) (Domestic business segment)
	(percentage per annum)
	For the six months ended September 30, 2007 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2006 (B)
Average interest rate on loans and bills discounted (a)	1.70	0.30	1.40

Average interest rate on deposits and NCD (b)	0.25	0.18	0.07

Interest rate spread (a)-(b)	1.44	0.11	1.32

Mitsubishi UFJ Financial Group, Inc.

5.	Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

	(in billions of yen)
	As of September 30, 2007
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix / pay-floater	16,094.9	11,111.9	445.3	27,652.3
Receive-floater / pay-fix	2,000.0	867.0	522.5	3,389.6
Receive-floater / pay-floater	—	—	20.0	20.0
Receive-fix / pay-fix	—	—	—	—

Total	18,095.0	11,979.0	987.8	31,061.9

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Consolidated)
	(in billions of yen)
	As of September 30, 2007
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix / pay-floater	15,077.7	9,397.5	447.8	24,923.1
Receive-floater / pay-fix	2,136.3	331.1	300.6	2,768.1
Receive-floater / pay-floater	—	—	20.0	20.0
Receive-fix / pay-fix	—	—	—	—

Total	17,214.0	9,728.7	768.4	27,711.2

Mitsubishi UFJ Trust and Banking Corporation (Consolidated)
	(in billions of yen)
	As of September 30, 2007
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix / pay-floater	1,259.3	3,830.1	120.0	5,209.4
Receive-floater / pay-fix	115.2	579.3	351.0	1,045.7
Receive-floater / pay-floater	—	—	—	—
Receive-fix / pay-fix	—	—	—	—

Total	1,374.6	4,409.5	471.0	6,255.2

Mitsubishi UFJ Financial Group, Inc.

6.	Securities

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

Fair Value information on Securities

	(in millions of yen)
	As of September 30, 2007					As of September 30, 2006			As of March 31, 2007
	Net unrealized gains (losses)					Net unrealized gains (losses)			Net unrealized gains (losses)
	(A)	(A) - (B)	(A) - (C)	Gains	Losses	(B)	Gains	Losses	(C)	Gains	Losses
Debt securities being held to maturity	2,590	(199)	1,633	9,231	6,640	2,790	9,775	6,984	957	9,085	8,128
Other Securities	2,980,716	313,902	(403,514)	3,494,875	514,158	2,666,813	2,995,920	329,106	3,384,231	3,693,293	309,062
Domestic equity securities	3,020,271	438,155	(201,037)	3,186,823	166,551	2,582,116	2,686,564	104,447	3,221,309	3,322,569	101,260
Domestic bonds	(78,942)	(7,937)	(8,552)	9,921	88,863	(71,005)	29,483	100,489	(70,390)	17,401	87,792
Other	39,387	(116,315)	(193,924)	298,131	258,743	155,702	279,872	124,169	233,312	353,322	120,010
Total	2,983,307	313,703	(401,880)	3,504,106	520,799	2,669,604	3,005,695	336,091	3,385,188	3,702,378	317,190
Domestic equity securities	3,020,271	438,155	(201,037)	3,186,823	166,551	2,582,116	2,686,564	104,447	3,221,309	3,322,569	101,260
Domestic bonds	(76,737)	(8,221)	(6,611)	18,008	94,745	(68,515)	38,173	106,689	(70,126)	25,227	95,353
Other	39,772	(116,231)	(194,232)	299,274	259,502	156,003	280,957	124,954	234,005	354,581	120,576

(*1)	This table includes negotiable certificates of deposits in “Cash and due from banks”, beneficiary certificates of commodity investment trusts in “Commercial paper and other debt purchased” and others in addition to “Investment securities”.

(*2)	“Other securities” are recorded on the consolidated balance sheets at market prices. Net unrealized gains (losses) of other securities represent the difference between the acquisition costs and values indicated on the consolidated balance sheets.

(*3)	Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

Fair Value information on Securities

	(in millions of yen)
	As of September 30, 2007					As of September 30, 2006			As of March 31, 2007
	Net unrealized gains (losses)					Net unrealized gains (losses)			Net unrealized gains (losses)
	(A)	(A) - (B)	(A) - (C)	Gains	Losses	(B)	Gains	Losses	(C)	Gains	Losses
Debt securities being held to maturity	(3,890)	131	1,950	63	3,953	(4,021)	471	4,493	(5,841)	39	5,880
Stocks of subsidiaries and affiliates	394,204	(422,907)	(228,368)	436,342	42,138	817,111	820,113	3,001	622,572	623,403	830
Other Securities	2,119,227	320,730	(264,742)	2,542,565	423,337	1,798,496	2,062,546	264,050	2,383,969	2,648,173	264,204
Domestic equity securities	2,104,267	400,783	(126,570)	2,258,145	153,878	1,703,483	1,805,023	101,539	2,230,837	2,330,743	99,905
Domestic bonds	(77,909)	8,336	(1,098)	7,142	85,052	(86,246)	8,009	94,255	(76,810)	9,030	85,841
Other	92,869	(88,389)	(137,072)	277,277	184,407	181,259	249,514	68,254	229,942	308,399	78,456
Total	2,509,540	(102,045)	(491,159)	2,978,970	469,429	2,611,586	2,883,131	271,545	3,000,700	3,271,616	270,915
Domestic equity securities	2,084,190	17,377	(287,775)	2,277,916	193,725	2,066,812	2,169,922	103,109	2,371,965	2,471,871	99,905
Domestic bonds	(81,811)	8,430	813	7,194	89,005	(90,242)	8,469	98,711	(82,624)	9,058	91,682
Other	507,161	(127,854)	(204,197)	693,860	186,698	635,015	704,739	69,723	711,359	790,686	79,326

(*1)	This table includes negotiable certificates of deposits in “Cash and due from banks”, beneficiary certificates of commodity investment trusts in “Commercial paper and other debt purchased” and others in addition to “Investment securities”.

(*2)	“Other securities” are recorded on balance sheets at market prices. Net unrealized gains (losses) of other securities represent the difference between the acquisition costs and values indicated on balance sheets.

(*3)	Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

Redemption schedule of other securities with maturities and debt securities being held to maturity

	(in millions of yen)
	As of September 30, 2007				As of September 30, 2006				As of March 31, 2007
	within 1 year	1 year to 5 years	5 years to 10 years	Over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	Over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	Over 10 years
Domestic bonds	9,585,339	6,705,791	2,482,361	2,202,843	9,934,853	12,369,261	1,823,126	1,927,536	10,316,581	10,448,646	1,959,364	2,367,306
Government bonds	8,925,434	3,793,173	1,568,529	1,838,577	9,307,158	8,747,892	897,085	1,667,368	9,663,043	7,009,055	1,032,992	2,038,312
Municipal bonds	26,611	70,450	88,890	3,479	14,342	125,837	65,213	3,731	32,874	120,482	63,115	3,627
Corporate bonds	633,293	2,842,166	824,941	360,786	613,353	3,495,532	860,828	256,435	620,662	3,319,108	863,256	325,366
Other Bonds	1,026,962	1,736,729	1,389,421	4,587,107	745,420	1,913,423	1,019,707	3,773,966	944,796	2,592,339	1,397,326	3,893,843
Foreign bonds	783,015	1,514,317	624,559	2,280,935	337,652	1,784,481	588,236	2,215,263	643,272	2,422,008	770,932	2,004,998
Other	243,947	222,412	764,861	2,306,171	407,768	128,941	431,470	1,558,703	301,524	170,330	626,394	1,888,844
Total	10,612,301	8,442,521	3,871,783	6,789,950	10,680,274	14,282,685	2,842,834	5,701,502	11,261,377	13,040,986	3,356,691	6,261,149

(*)	This table includes negotiable certificates of deposits in “Cash and due from banks”, beneficiary certificates of commodity investment trusts in “Commercial paper and other debt purchased” and others in addition to “Investment securities”.

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

Fair Value information on Securities

	(in millions of yen)
	As of September 30, 2007					As of September 30, 2006			As of March 31, 2007
	Net unrealized gains (losses)					Net unrealized gains (losses)			Net unrealized gains (losses)
	(A)	(A) - (B)	(A) - (C)	Gains	Losses	(B)	Gains	Losses	(C)	Gains	Losses
Debt securities being held to maturity	7,930	(282)	194	8,018	88	8,212	8,214	1	7,735	7,747	11
Stocks of subsidiaries and affiliates	(147)	(147)	(83)	—	147	—	—	—	(64)	—	64
Other Securities	567,124	19,656	(119,111)	632,343	65,219	547,467	578,112	30,644	686,235	710,832	24,596
Domestic equity securities	589,325	71,894	(62,487)	615,567	26,242	517,430	533,772	16,342	651,812	667,935	16,122
Domestic bonds	(605)	(19,275)	(8,161)	1,837	2,442	18,670	21,444	2,774	7,555	8,072	516
Other	(21,595)	(32,962)	(48,462)	14,938	36,534	11,366	22,894	11,527	26,867	34,823	7,956
Total	574,906	19,225	(119,000)	640,362	65,455	555,680	586,326	30,646	693,907	718,579	24,672
Domestic equity securities	589,325	71,894	(62,487)	615,567	26,242	517,430	533,772	16,342	651,812	667,935	16,122
Domestic bonds	7,324	(19,558)	(7,967)	9,855	2,531	26,882	29,659	2,776	15,291	15,820	528
Other	(21,743)	(33,110)	(48,545)	14,938	36,681	11,366	22,894	11,527	26,802	34,823	8,021

(*1)	This table includes beneficiary certificates of commodity investment trusts in “Commercial paper and other debt purchased” and others in addition to “Investment securities”.

(*2)	“Other securities” are recorded on balance sheets at market prices. Net unrealized gains (losses) of other securities represent the difference between the acquisition costs and values indicated on balance sheets.

(*3)	Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

Redemption schedule of other securities with maturities and debt securities being held to maturity

	(in millions of yen)
	As of September 30, 2007				As of September 30, 2006				As of March 31, 2007
	within 1 year	1 year to 5 years	5 years to 10 years	Over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	Over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	Over 10 years
Domestic bonds	299,636	2,313,825	504,223	4,754	108,920	2,642,432	702,807	5,250	12,791	2,112,198	1,083,758	5,018
Government bonds	285,620	1,871,728	464,282	—	76,862	2,350,058	641,741	—	803	1,733,663	1,037,299	—
Municipal bonds	4,605	79,376	943	415	5,756	73,661	21,180	440	4,883	78,448	3,569	426
Corporate bonds	9,410	362,719	38,997	4,338	26,301	218,712	39,885	4,809	7,104	300,086	42,889	4,592
Other Bonds	144,411	553,074	592,787	220,830	155,714	447,780	794,893	198,673	114,325	513,426	761,712	182,945
Foreign bonds	143,426	449,942	452,893	183,506	153,229	365,484	670,316	152,729	112,927	404,424	596,645	145,993
Other	984	103,132	139,894	37,323	2,484	82,296	124,577	45,944	1,398	109,001	165,066	36,951
Total	444,047	2,866,899	1,097,011	225,584	264,634	3,090,212	1,497,701	203,923	127,117	2,625,625	1,845,470	187,964

(*)	This table includes beneficiary certificates of commodity investment trusts in “Commercial paper and other debt purchased” and others in addition to “Investment securities”.

Mitsubishi UFJ Financial Group, Inc.

7.	Return on Equity

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

	(%)
	For the six months ended September 30 2007 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2006 (B)
ROE *	7.90	(9.89)	17.79

Note: * ROE is computed as follows:

Net income for six months × 2 - Equivalent of annual dividends on nonconvertible preferred stocks	× 100
{(Total shareholders’ equity at the beginning of the period - Number of nonconvertible preferred shares at the beginning of the period × Issue price + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period - Number of nonconvertible preferred shares at the end of the period × Issue price + Foreign currency translation adjustments at the end of the period)} / 2

Mitsubishi UFJ Financial Group, Inc.

8.	Risk-Adjusted Capital Ratio Based on the Basel 2 Standards

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

			(in billions of yen)
			As of September 30, 2007 (A) (Preliminary basis)	Increase/ (Decrease) (A) - (B)	As of March 31, 2007 (B)
(1)		Risk-adjusted capital ratio	12.65%	0.06%	12.58%
		Tier 1 ratio	7.73%	0.14%	7.59%
(2)		Tier 1 capital	8,230.7	175.9	8,054.8
(3)		Qualified Tier 2 capital	5,644.6	(73.5)	5,718.2
	i)	The amount of unrealized gains on investment securities	1,355.6	(186.1)	1,541.7
	ii)	The amount of land revaluation excess	158.4	(0.8)	159.3
	iii)	Subordinated debts	3,763.6	(80.7)	3,844.3
(4)		Qualified Tier 3 capital	—	—	—
(5)		Deductions from total qualifying capital	415.9	(8.0)	423.9
(6)		Net qualifying capital (2)+(3)+(4)-(5)	13,459.5	110.4	13,349.1
(7)		Risk-adjusted assets	106,396.2	348.0	106,048.2

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Consolidated)

			(in billions of yen)
			As of September 30, 2007 (A) (Preliminary basis)	Increase/ (Decrease) (A) - (B)	As of March 31, 2007 (B)
(1)		Risk-adjusted capital ratio	12.52%	(0.30)%	12.83%
		Tier 1 ratio	7.46%	(0.25)%	7.71%
(2)		Tier 1 capital	6,801.9	(173.6)	6,975.5
(3)		Qualified Tier 2 capital	4,935.2	(5.5)	4,940.8
	i)	The amount of unrealized gains on investment securities	959.6	(129.5)	1,089.2
	ii)	The amount of land revaluation excess	196.1	(1.0)	197.2
	iii)	Subordinated debts	3,424.3	(15.7)	3,440.1
(4)		Qualified Tier 3 capital	—	—	—
(5)		Deductions from total qualifying capital	321.5	11.7	309.8
(6)		Net qualifying capital (2)+(3)+(4)-(5)	11,415.6	(190.9)	11,606.5
(7)		Risk-adjusted assets	91,169.0	712.2	90,456.8

Mitsubishi UFJ Trust and Banking Corporation (Consolidated)

			(in billions of yen)
			As of September 30, 2007 (A) (Preliminary basis)	Increase/ (Decrease) (A) - (B)	As of March 31, 2007 (B)
(1)		Risk-adjusted capital ratio	14.34%	1.14%	13.20%
		Tier 1 ratio	9.65%	1.25%	8.40%
(2)		Tier 1 capital	1,245.4	69.9	1,175.5
(3)		Qualified Tier 2 capital	640.8	(88.8)	729.7
	i)	The amount of unrealized gains on investment securities	259.4	(54.7)	314.1
	ii)	The amount of land revaluation excess	(1.1)	(0.0)	(1.1)
	iii)	Subordinated debts	369.9	(46.7)	416.6
(4)		Qualified Tier 3 capital	—	—	—
(5)		Deductions from total qualifying capital	35.9	(21.5)	57.4
(6)		Net qualifying capital (2)+(3)+(4)-(5)	1,850.4	2.6	1,847.8
(7)		Risk-adjusted assets	12,898.9	(1,095.7)	13,994.7

note:	Risk-adjusted capital ratio of Mitsubishi UFJ Financial Group, Inc. is computed in accordance with the Notification of the Financial Services Agency No.20, 2006.
Risk-adjusted capital ratio of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation are computed in accordance with the Notification of the Financial Services Agency No.19, 2006.

Mitsubishi UFJ Financial Group, Inc.

II. Loan Portfolio and Other

1.	Risk-Monitored Loans

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

(1) Risk-Monitored Loans

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Loans to bankrupt borrowers	36,878	(15,523)	(4,046)	52,401	40,924
Non-accrual delinquent loans	897,477	211,267	75,316	686,209	822,160
Accruing loans contractually past due 3 months or more	17,866	(2,503)	(1,824)	20,370	19,691
Restructured loans	449,472	(289,806)	(198,582)	739,278	648,054
Total (1)	1,401,694	(96,566)	(129,136)	1,498,260	1,530,830
Written-off	796,115	(182,465)	(48,046)	978,581	844,161
Total loans and bills discounted	86,751,061	1,079,880	1,919,112	85,671,181	84,831,949

(% to total loans and bills discounted)
Loans to bankrupt borrowers	0.04%	(0.01)%	(0.00)%	0.06%	0.04%
Non-accrual delinquent loans	1.03%	0.23%	0.06%	0.80%	0.96%
Accruing loans contractually past due 3 months or more	0.02%	(0.00)%	(0.00)%	0.02%	0.02%
Restructured loans	0.51%	(0.34)%	(0.24)%	0.86%	0.76%

Total	1.61%	(0.13)%	(0.18)%	1.74%	1.80%

(2) Allowance for Credit Losses

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Allowance for credit losses (2)	1,261,081	147,828	75,648	1,113,252	1,185,432
General allowance for credit losses	830,152	(47,861)	24,906	878,013	805,245
Specific allowance for credit losses	430,847	195,775	50,731	235,071	380,116
Allowance for credit to specific foreign borrowers	82	(85)	11	167	71

Coverage Ratio (2) / (1)	89.96%	15.66%	12.53%	74.30%	77.43%

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

(3) Classification of Risk-Monitored Loans

Classified by geographic area

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Domestic	1,335,272	(71,961)	(108,981)	1,407,233	1,444,254
Overseas	66,422	(24,605)	(20,154)	91,027	86,576
Asia	13,153	(6,132)	(348)	19,285	13,501
Indonesia	5,156	(858)	1,032	6,015	4,123
Thailand	1,031	(988)	436	2,020	594
Hong Kong	3,173	(52)	(424)	3,226	3,598
Other	3,791	(4,232)	(1,393)	8,024	5,185
United States of America	28,965	(18,599)	(25,973)	47,565	54,939
Other	24,303	126	6,167	24,176	18,135

Total	1,401,694	(96,566)	(129,136)	1,498,260	1,530,830

Classified by industry

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Domestic	1,335,272	(71,961)	(108,981)	1,407,233	1,444,254
Manufacturing	166,465	1,737	(22,754)	164,727	189,220
Construction	41,689	(24,723)	(7,928)	66,412	49,617
Wholesale and retail	163,618	10,250	22,190	153,368	141,428
Finance and insurance	15,013	13,585	13,044	1,428	1,968
Real estate	217,778	(70,865)	(19,948)	288,644	237,726
Services	187,436	35,327	9,244	152,109	178,192
Other industries	166,355	(3,342)	(92,601)	169,698	258,957
Consumer	376,914	(33,930)	(10,228)	410,844	387,142
Overseas	66,422	(24,605)	(20,154)	91,027	86,576
Financial institutions	11,336	(20,065)	(7,607)	31,402	18,944
Commercial and industrial	49,669	(8,219)	(4,104)	57,888	53,773
Other	5,415	3,679	(8,443)	1,736	13,858

Total	1,401,694	(96,566)	(129,136)	1,498,260	1,530,830

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

(1) Risk-Monitored Loans

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Loans to bankrupt borrowers	29,577	(10,203)	(12,281)	39,781	41,858
Non-accrual delinquent loans	664,547	163,862	64,661	500,684	599,885
Accruing loans contractually past due 3 months or more	14,108	(2,798)	(2,018)	16,906	16,126
Restructured loans	299,492	(236,278)	(158,742)	535,770	458,234

Total (1)	1,007,724	(85,418)	(108,380)	1,093,143	1,116,105

Written-off	545,964	(85,262)	(4,034)	631,226	549,999

Total loans and bills discounted	68,759,103	(779,768)	564,145	69,538,871	68,194,957

(% to total loans and bills discounted)

Loans to bankrupt borrowers	0.04%	(0.01)%	(0.01)%	0.05%	0.06%
Non-accrual delinquent loans	0.96%	0.24%	0.08%	0.72%	0.87%
Accruing loans contractually past due 3 months or more	0.02%	(0.00)%	(0.00)%	0.02%	0.02%
Restructured loans	0.43%	(0.33)%	(0.23)%	0.77%	0.67%

Total	1.46%	(0.10)%	(0.17)%	1.57%	1.63%

(2) Allowance for Credit Losses
	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Allowance for credit losses (2)	791,866	77,372	20,809	714,493	771,057
General allowance for credit losses	505,986	(70,833)	(20,321)	576,820	526,308
Specific allowance for credit losses	285,797	148,291	41,119	137,505	244,677
Allowance for credit to specific foreign borrowers	82	(85)	11	167	71

Coverage Ratio (2) / (1)	78.57%	13.21%	9.49%	65.36%	69.08%

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

(3) Classification of Risk-Monitored Loans

Classified by geographic area

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Domestic	955,788	(63,742)	(101,714)	1,019,530	1,057,502
Overseas	51,936	(21,676)	(6,666)	73,612	58,603
Asia	8,810	(9,003)	(3,334)	17,813	12,144
Indonesia	4,017	(727)	1,050	4,745	2,967
Thailand	1,031	(988)	436	2,020	594
Hong Kong	3,173	(52)	(424)	3,226	3,598
Other	586	(7,234)	(4,397)	7,821	4,984
United States of America	22,575	(13,425)	(9,659)	36,000	32,234
Other	20,551	752	6,327	19,798	14,224

Total	1,007,724	(85,418)	(108,380)	1,093,143	1,116,105

Classified by industry
	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Domestic	955,788	(63,742)	(101,714)	1,019,530	1,057,502
Manufacturing	132,107	(5,108)	(18,439)	137,216	150,547
Construction	38,249	(21,971)	(6,162)	60,221	44,412
Wholesale and retail	151,477	14,813	24,119	136,663	127,357
Finance and insurance	865	(265)	(402)	1,130	1,267
Real estate	201,326	(62,616)	(20,434)	263,942	221,760
Services	165,854	29,155	1,243	136,698	164,610
Other industries	135,057	22,810	(54,068)	112,247	189,126
Consumer	130,850	(40,559)	(27,568)	171,409	158,419
Overseas	51,936	(21,676)	(6,666)	73,612	58,603
Financial institutions	11,280	(15,711)	(5,625)	26,991	16,906
Commercial and industrial	37,069	(9,295)	(4,221)	46,364	41,290
Other	3,586	3,329	3,181	256	405

Total	1,007,724	(85,418)	(108,380)	1,093,143	1,116,105

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

(1) Risk-Monitored Loans

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Loans to bankrupt borrowers	2,322	(203)	(2,180)	2,525	4,502
Non-accrual delinquent loans	80,417	34,260	4,574	46,157	75,843
Accruing loans contractually past due 3 months or more	1,129	67	(31)	1,062	1,160
Restructured loans	38,562	(63,628)	(47,030)	102,191	85,593

Total (1)	122,432	(29,503)	(44,667)	151,936	167,099

Written-off	65,536	(70,026)	(13,889)	135,563	79,425

Total loans and bills discounted	9,768,602	(477,662)	(121,858)	10,246,264	9,890,460

(% to total loans and bills discounted)

Loans to bankrupt borrowers	0.02%	(0.00)%	(0.02)%	0.02%	0.04%
Non-accrual delinquent loans	0.82%	0.37%	0.05%	0.45%	0.76%
Accruing loans contractually past due 3 months or more	0.01%	0.00%	(0.00)%	0.01%	0.01%
Restructured loans	0.39%	(0.60)%	(0.47)%	0.99%	0.86%

Total	1.25%	(0.22)%	(0.43)%	1.48%	1.68%

(2) Allowance for Credit Losses
	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Allowance for credit losses (2)	134,258	47,540	11,278	86,718	122,979
General allowance for credit losses	92,199	16,572	1,297	75,627	90,901
Specific allowance for credit losses	42,059	30,968	9,980	11,090	32,078
Allowance for credit to specific foreign borrowers	—	—	—	—	—

Coverage Ratio (2) / (1)	109.65%	52.58%	36.06%	57.07%	73.59%

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

(3) Classification of Risk-Monitored Loans

Classified by geographic area

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Domestic	121,483	(23,806)	(30,116)	145,289	151,599
Overseas	949	(5,697)	(14,550)	6,647	15,500
Asia	14	(26)	(24)	41	39
Indonesia	14	(26)	(24)	41	39
Thailand	—	—	—	—	—
Hong Kong	—	—	—	—	—
Other	—	—	—	—	—
United States of America	920	(5,306)	(14,342)	6,227	15,263
Other	14	(363)	(183)	378	197

Total	122,432	(29,503)	(44,667)	151,936	167,099

Classified by industry

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Domestic	121,483	(23,806)	(30,116)	145,289	151,599
Manufacturing	23,523	(1,102)	(4,921)	24,626	28,445
Construction	1,252	(2,581)	(2,214)	3,834	3,466
Wholesale and retail	8,178	(4,146)	(1,977)	12,324	10,155
Finance and insurance	13,588	13,300	13,588	288	—
Real estate	4,872	(5,219)	(667)	10,092	5,540
Services	11,740	1,110	3,690	10,629	8,050
Other industries	30,743	(20,394)	(33,890)	51,137	64,633
Consumer	27,583	(4,772)	(3,723)	32,356	31,307
Overseas	949	(5,697)	(14,550)	6,647	15,500
Financial institutions	—	(4,410)	(2,037)	4,410	2,037
Commercial and industrial	935	(1,263)	(467)	2,199	1,402
Other	14	(23)	(12,045)	37	12,059

Total	122,432	(29,503)	(44,667)	151,936	167,099

Trust Accounts

(1) Risk-Monitored Loans

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Loans to bankrupt borrowers	48	(37)	(2)	85	50
Non-accrual delinquent loans	26	(23)	(102)	50	129
Accruing loans contractually past due 3 months or more	54	(42)	(7)	96	61

Restructured loans	809	(449)	(272)	1,258	1,082

Total	938	(552)	(385)	1,491	1,323

Total loans and bills discounted	160,953	(17,250)	(9,873)	178,203	170,826

(% to total loans and bills discounted)

Loans to bankrupt borrowers	0.02%	(0.01)%	0.00%	0.04%	0.02%
Non-accrual delinquent loans	0.01%	(0.01)%	(0.05)%	0.02%	0.07%
Accruing loans contractually past due 3 months or more	0.03%	(0.02)%	(0.00)%	0.05%	0.03%
Restructured loans	0.50%	(0.20)%	(0.13)%	0.70%	0.63%

Total	0.58%	(0.25)%	(0.19)%	0.83%	0.77%

(2) Allowance for Credit Losses

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Special internal reserves	1,795	(1,597)	(578)	3,393	2,374
Allowance for bad debts	484	(49)	(29)	534	514

(3) Classification of Risk-Monitored Loans

Classified by industry

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Domestic	938	(552)	(385)	1,491	1,323
Manufacturing	—	—	—	—	—
Construction	—	—	—	—	—
Wholesale and retail	—	(4)	—	4	—
Finance and insurance	—	—	—	—	—
Real estate	140	(72)	(62)	212	202
Services	245	(56)	(16)	301	262
Other industries	—	(8)	—	8	—
Consumer	552	(410)	(305)	963	858

Total	938	(552)	(385)	1,491	1,323

2.	Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation

(Combined including Trust Accounts)

(1) Non Performing Loans

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Bankrupt or De facto Bankrupt	106,562	(18,445)	(9,405)	125,008	115,968
Doubtful	718,880	222,962	70,976	495,918	647,903
Special Attention	354,041	(302,866)	(207,966)	656,907	562,007
Non Performing Loans (1)	1,179,484	(98,349)	(146,395)	1,277,833	1,325,880

Normal	89,929,205	2,466,235	661,014	87,462,970	89,268,191

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Covered amount (2)	962,309	(47,347)	(97,526)	1,009,657	1,059,836
Allowance for credit losses	419,734	122,022	18,357	297,712	401,377
Reserve for financial support to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	542,574	(169,369)	(115,883)	711,944	658,458

Coverage ratio (2) / (1)	81.58%	2.57%	1.65%	79.01%	79.93%

Category	Loan amount (A)		Allowance for credit losses (B)		Reserve for financial support to specific borrowers (C)		Covered by collateral and/or guarantees (D)		Coverage ratio for unsecured portion [(B)+(C)] /[(A)-(D)]	Coverage ratio [(B)+(C)+(D)] / (A)
Bankrupt or De facto Bankrupt	106,562		2,053		—		104,509			100.00%
	[115,968	]	[1,647	]	[—	]	[114,321	]		[100.00%	]
Doubtful	718,880		324,579		—		272,748			83.09%
	[647,903	]	[261,335	]	[—	]	[285,842	]		[84.45%	]
Special Attention	354,041		93,101		—		165,316			72.99%
	[562,007	]	[138,394	]	[—	]	[258,294	]		[70.58%	]
Non Performing Loans (3)	1,179,484		419,734		—		542,574			81.58%
	[1,325,880	]	[401,377	]	[—	]	[658,458	]		[79.93%	]
Normal	89,929,205
	[89,268,191	]
Total (4)	91,108,689
	[90,594,071	]
Share of Non Performing Loans (3) / (4)	1.29%
	[1.46%	]

Note: The upper figures are as of September 30, 2007. The lower figures with bracket are as of March 31, 2007.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

(1) Non Performing Loans

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Bankrupt or De facto Bankrupt	94,652	(22,428)	(12,740)	117,081	107,393
Doubtful	647,703	193,131	72,139	454,572	575,564
Special Attention	313,600	(239,077)	(160,760)	552,677	474,360
Non Performing Loans (1)	1,055,956	(68,375)	(101,361)	1,124,331	1,157,317

Normal	79,832,565	2,943,523	757,522	76,889,042	79,075,042

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Covered amount (2)	857,650	(32,334)	(65,487)	889,984	923,138
Allowance for credit losses	366,384	98,718	12,718	267,665	353,666
Reserve for financial support to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	491,266	(131,052)	(78,206)	622,318	569,472

Coverage ratio (2) / (1)	81.22%	2.06%	1.45%	79.15%	79.76%

Category	Loan amount (A)		Allowance for credit losses (B)		Reserve for financial support to specific borrowers (C)		Covered by collateral and/or guarantees (D)		Coverage ratio for unsecured portion [(B)+(C)] /[(A)-(D)]		Coverage ratio [(B)+(C)+(D)] / (A)
Bankrupt or De facto Bankrupt	94,652		1,961		—		92,691		100.00%		100.00%
	[107,393	]	[1,481	]	[—	]	[105,911	]	[100.00%	]	[100.00%	]
Doubtful	647,703		282,988		—		248,414		70.87%		82.04%
	[575,564	]	[229,688	]	[—	]	[256,203	]	[71.92%	]	[84.41%	]
Special Attention	313,600		81,434		—		150,160		49.82%		73.85%
	[474,360	]	[122,496	]	[—	]	[207,357	]	[45.87%	]	[69.53%	]
Non Performing Loans (3)	1,055,956		366,384		—		491,266		64.88%		81.22%
	[1,157,317	]	[353,666	]	[—	]	[569,472	]	[60.16%	]	[79.76%	]
Normal	79,832,565
	[79,075,042	]
Total (4)	80,888,521
	[80,232,360	]
Share of Non Performing Loans (3) / (4)	1.30%
	[1.44%	]

Note: The upper figures are as of September 30, 2007. The lower figures with bracket are as of March 31, 2007.

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

(1) Non Performing Loans

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Bankrupt or De facto Bankrupt	11,795	4,074	3,452	7,720	8,343
Doubtful	70,991	29,953	(1,150)	41,037	72,141
Special Attention	39,802	(63,450)	(46,950)	103,253	86,753
Non Performing Loans (1)	122,589	(29,421)	(44,649)	152,010	167,238

Normal	9,936,625	(460,589)	(87,020)	10,397,215	10,023,645

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Covered amount (2)	103,928	(14,583)	(31,702)	118,511	135,631
Allowance for credit losses	53,350	23,303	5,639	30,047	47,711
Reserve for financial support to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	50,577	(37,886)	(37,341)	88,464	87,919

Coverage ratio (2) / (1)	84.77%	6.81%	3.67%	77.96%	81.10%

Category	Loan amount (A)		Allowance for credit losses (B)		Reserve for financial support to specific borrowers (C)		Covered by collateral and/or guarantees (D)		Coverage ratio for unsecured portion [(B)+(C)] /[(A)-(D)]		Coverage ratio [(B)+(C)+(D)] / (A)
Bankrupt or De facto Bankrupt	11,795		92		—		11,703		100.00%		100.00%
	[8,343	]	[165	]	[—	]	[8,177	]	[100.00%	]	[100.00%	]
Doubtful	70,991		41,590		—		24,157		88.80%		92.61%
	[72,141	]	[31,647	]	[—	]	[29,460	]	[74.15%	]	[84.70%	]
Special Attention	39,802		11,667		—		14,717		46.51%		66.28%
	[86,753	]	[15,897	]	[—	]	[50,281	]	[43.58%	]	[76.28%	]
Non Performing Loans (3)	122,589		53,350		—		50,577		74.08%		84.77%
	[167,238	]	[47,711	]	[—	]	[87,919	]	[60.15%	]	[81.10%	]
Normal	9,936,625
	[10,023,645	]
Total (4)	10,059,214
	[10,190,884	]
Share of Non Performing Loans (3) / (4)	1.21%
	[1.64%	]

Note: The upper figures are as of September 30, 2007. The lower figures with bracket are as of March 31, 2007.

Trust Accounts

(1) Non Performing Loans

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Bankrupt or De facto Bankrupt	115	(91)	(117)	206	232
Doubtful	185	(122)	(12)	308	197
Special Attention	638	(338)	(255)	976	893
Non Performing Loans (1)	938	(552)	(385)	1,491	1,323

Normal	160,014	(16,698)	(9,488)	176,712	169,503

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Covered amount (2)	730	(430)	(335)	1,161	1,066
Allowance for credit losses	—	—	—	—	—
Reserve for financial support to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	730	(430)	(335)	1,161	1,066

Coverage ratio (2) / (1)	77.88%	0.01%	(2.69)%	77.87%	80.58%

Category	Loan amount (A)		Allowance for credit losses (B)		Reserve for financial support to specific borrowers (C)		Covered by collateral and/or guarantees (D)		Coverage ratio for unsecured portion [(B)+(C)] / [(A)-(D)]	Coverage ratio [(B)+(C)+(D)] / (A)
Bankrupt or De facto Bankrupt	115		—		—		115			100.00%
	[232	]	[—	]	[—	]	[232	]		[100.00%	]
Doubtful	185		—		—		176			95.53%
	[197	]	[—	]	[—	]	[178	]		[90.44%	]
Special Attention	638		—		—		439			68.78%
	[893	]	[—	]	[—	]	[655	]		[73.35%	]
Non Performing Loans (3)	938		—		—		730			77.88%
	[1,323	]	[—	]	[—	]	[1,066	]		[80.58%	]
Normal	160,014
	[169,503	]
Total (4)	160,953
	[170,826	]
Share of Non Performing Loans (3) / (4)	0.58%
	[0.77%	]

Note: The upper figures are as of September 30, 2007. The lower figures with bracket are as of March 31, 2007.

Mitsubishi UFJ Financial Group, Inc.

3.	Progress in Disposition of Problem Assets

The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation and MU Strategic Partner, Co., Ltd. (“MUSP”) (Combined, including Trust Accounts)

The amounts presented as “during the second half of fiscal 2005” include amounts of The Bank of Tokyo-Mitsubishi UFJ, Ltd., former The Bank of Tokyo-Mitsubishi, Ltd., former UFJ Bank Limited, Mitsubishi UFJ Trust and Banking Corporation, MUSP and Trust accounts. The amounts prior to September 30, 2005 include amounts of former The Bank of Tokyo-Mitsubishi, Ltd., former UFJ Bank Limited, former The Mitsubishi Trust and Banking Corporation, former UFJ Trust Bank Limited, MUSP and Trust accounts.

(A)	Historical trend of problem assets based on the “FRL”

	(in billions of yen)
	As of September 30, 2004	As of March 31, 2005	As of September 30, 2005	As of March 31, 2006	As of September 30, 2006	As of March 31, 2007 (a)	As of September 30, 2007 (b)	(b) - (a)
Bankrupt or De facto Bankrupt	367.3	279.1	194.5	153.3	125.2	116.3	106.7	(9.5)
Doubtful	4,439.0	1,407.2	1,266.9	749.7	500.4	652.3	723.2	70.8

Total	4,806.4	1,686.4	1,461.4	903.0	625.7	768.6	829.9	61.3

(1) Assets categorized as problem assets based on the “FRL” prior to September 30, 2004

Bankrupt or De facto Bankrupt	367.3	208.3	126.9	95.4	58.3	46.6	34.0	(12.6)
Doubtful	4,439.0	1,042.5	638.8	379.1	162.7	123.5	90.6	(32.8)

Total	4,806.4	1,250.8	765.7	474.5	221.0	170.2	124.7	(45.5)

(2) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2004

Bankrupt or De facto Bankrupt		70.8	26.4	14.0	8.8	7.0	4.6	(2.4)
Doubtful		364.7	208.4	49.1	28.2	20.8	13.0	(7.7)

Total		435.5	234.8	63.1	37.0	27.8	17.6	(10.2)

(3) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2005

Bankrupt or De facto Bankrupt			41.2	22.5	19.3	13.0	7.1	(5.9)
Doubtful			419.6	170.0	101.2	78.6	58.7	(19.9)

Total			460.8	192.6	120.6	91.7	65.8	(25.8)

(4) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2005

Bankrupt or De facto Bankrupt				21.2	16.3	10.2	4.5	(5.6)
Doubtful				151.4	72.1	37.4	25.7	(11.6)

Total				172.6	88.5	47.6	30.3	(17.3)

(5) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2006

Bankrupt or De facto Bankrupt					22.2	16.4	9.2	(7.2)
Doubtful					136.0	63.0	29.0	(33.9)

Total					158.3	79.4	38.3	(41.1)

(6) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2006

Bankrupt or De facto Bankrupt						22.8	19.2	(3.5)
Doubtful						328.7	221.4	(107.3)

Total						351.6	240.6	(110.9)

(7) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2007

Bankrupt or De facto Bankrupt							27.9
Doubtful							284.4

Total							312.3

(B) Progress in disposition of problem assets of the six months ended September 30, 2007

	(in billions of yen)
	Time of categorization						Total
	prior to Sep-30, 2004	the 2nd half of fiscal 2004	the 1st half of fiscal 2005	the 2nd half of fiscal 2005	the 1st half of fiscal 2006	the 2nd half of fiscal 2006
Liquidation	0.3	—	0.0	—	0.0	0.0	0.4
Re-constructive treatment	0.0	0.0	0.0	0.0	1.6	0.9	2.7
Upgrade due to re-constructive treatment	—	—	—	—	—	—	—
Loan sales to secondary market	14.6	3.4	6.5	6.0	3.8	11.5	46.1
Write-offs	3.0	2.3	2.0	0.1	7.2	16.7	31.6
Other	27.3	4.3	17.1	11.1	28.3	81.6	170.0
Collection / Repayment	16.8	2.1	10.1	7.9	17.0	75.3	129.5
Upgraded	10.4	2.1	6.9	3.2	11.3	6.2	40.4

Total	45.5	10.2	25.8	17.3	41.1	110.9	251.0

(C) Amount of outstanding problem assets which is in process for disposition as of September 30, 2007

	(in billions of yen)
	Time of categorization							Total
	prior to Sep-30, 2004	the 2nd half of fiscal 2004	the 1st half of fiscal 2005	the 2nd half of fiscal 2005	the 1st half of fiscal 2006	the 2nd half of fiscal 2006	the 1st half of fiscal 2007
Legal liquidation	4.5	0.9	1.6	1.8	4.3	9.3	10.7	33.3
Quasi-legal liquidation	1.3	—	—	—	—	—	—	1.3
Split-off of problem loans	—	—	—	—	—	—	—	—
Partial write-off of small balance loans	24.9	3.4	5.3	2.4	3.2	6.4	9.8	55.7
Entrust to the Resolution and Collection Corporation	—	—	—	—	—	—	—	—

Total	30.7	4.4	6.9	4.2	7.5	15.8	20.5	90.3

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd., and MUSP (Combined)

The amounts presented as “during the second half of fiscal 2005” include amounts of The Bank of Tokyo-Mitsubishi UFJ, Ltd., former The Bank of Tokyo-Mitsubishi, Ltd., former UFJ Bank Limited and MUSP. The amounts presented prior to September 30, 2005 include amounts of former The Bank of Tokyo-Mitsubishi, Ltd., former UFJ Bank Limited and MUSP.

(A)	Historical trend of problem assets based on the “FRL”

	(in billions of yen)
	As of September 30, 2004	As of March 31, 2005	As of September 30, 2005	As of March 31, 2006	As of September 30, 2006	As of March 31, 2007 (a)	As of September 30, 2007 (b)	(b) - (a)
Bankrupt or De facto Bankrupt	306.5	229.5	162.1	129.9	117.3	107.7	94.8	(12.8)
Doubtful	3,901.2	1,240.6	1,106.7	683.3	459.1	579.9	652.0	72.0

Total	4,207.7	1,470.2	1,268.8	813.3	576.4	687.7	746.8	59.1

(1) Assets categorized as problem assets based on the “FRL” prior to September 30, 2004

Bankrupt or De facto Bankrupt	306.5	164.6	103.0	78.5	54.0	44.4	31.6	(12.7)
Doubtful	3,901.2	925.4	536.2	334.9	150.5	114.4	84.9	(29.4)

Total	4,207.7	1,090.1	639.2	413.4	204.5	158.9	116.6	(42.2)

(2) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2004

Bankrupt or De facto Bankrupt		64.9	25.6	13.4	8.4	6.8	4.4	(2.4)
Doubtful		315.1	173.5	46.7	27.4	20.4	12.8	(7.6)

Total		380.0	199.1	60.2	35.8	27.3	17.2	(10.0)

(3) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2005

Bankrupt or De facto Bankrupt			33.5	17.0	17.6	11.7	6.5	(5.2)
Doubtful			396.8	156.1	90.0	69.5	51.5	(17.9)

Total			430.4	173.2	107.7	81.2	58.0	(23.1)

(4) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2005

Bankrupt or De facto Bankrupt				20.8	15.2	9.0	4.0	(4.9)
Doubtful				145.4	68.8	36.0	25.3	(10.7)

Total				166.3	84.0	45.1	29.3	(15.7)

(5) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2006

Bankrupt or De facto Bankrupt					22.0	13.8	8.7	(5.1)

Doubtful					122.2	54.8	23.4	(31.3)

Total					144.2	68.6	32.1	(36.4)

(6) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2006

Bankrupt or De facto Bankrupt						21.8	18.0	(3.7)
Doubtful						284.6	198.1	(86.5)

Total						306.4	216.1	(90.2)

(7) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2007

Bankrupt or De facto Bankrupt							21.3
Doubtful							255.8

Total							277.2

(B)	Progress in disposition of problem assets of the six months ended September 30, 2007

	(in billions of yen)
	Time of categorization						Total
	prior to Sep-30, 2004	the 2nd half of fiscal 2004	the 1st half of fiscal 2005	the 2nd half of fiscal 2005	the 1st half of fiscal 2006	the 2nd half of fiscal 2006
Liquidation	0.3	—	0.0	—	0.0	0.0	0.4
Re-constructive treatment	0.0	0.0	0.0	0.0	1.6	0.9	2.7
Upgrade due to re-constructive treatment	—	—	—	—	—	—	—
Loan sales to secondary market	14.6	3.4	6.4	5.2	3.6	11.5	44.9
Write-offs	3.0	2.2	1.6	0.0	7.1	16.7	30.9
Other	24.1	4.3	15.0	10.4	24.0	60.9	139.0
Collection / Repayment	15.8	2.1	8.4	7.2	14.0	54.9	102.7
Upgraded	8.3	2.1	6.5	3.1	9.9	6.0	36.2

Total	42.2	10.0	23.1	15.7	36.4	90.2	218.0

(C)	Amount of outstanding problem assets which is in process for disposition as of September 30, 2007

	(in billions of yen)
	Time of categorization							Total
	prior to Sep-30, 2004	the 2nd half of fiscal 2004	the 1st half of fiscal 2005	the 2nd half of fiscal 2005	the 1st half of fiscal 2006	the 2nd half of fiscal 2006	the 1st half of fiscal 2007
Legal liquidation	2.9	0.9	1.3	1.7	4.2	8.5	10.7	30.6
Quasi-legal liquidation	—	—	—	—	—	—	—	—
Split-off of problem loans	—	—	—	—	—	—	—	—
Partial write-off of small balance loans	23.6	3.4	4.9	1.9	2.9	6.4	9.4	52.8
Entrust to the Resolution and Collection Corporation	—	—	—	—	—	—	—	—

Total	26.5	4.3	6.3	3.7	7.2	14.9	20.1	83.4

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated, including Trust Accounts)

The amounts presented prior to September 30, 2005 include amounts of former The Mitsubishi Trust and Banking Corporation and former UFJ Trust Bank Limited.

(A)	Historical trend of problem assets based on the “FRL”

	(in billions of yen)
	As of September 30, 2004	As of March 31, 2005	As of September 30, 2005	As of March 31, 2006	As of September 30, 2006	As of March 31, 2007 (a)	As of September 30, 2007 (b)	(b) - (a)
Bankrupt or De facto Bankrupt	60.8	49.6	32.3	23.3	7.9	8.5	11.9	3.3
Doubtful	537.7	166.5	160.2	66.3	41.3	72.3	71.1	(1.1)

Total	598.6	216.2	192.6	89.7	49.2	80.9	83.0	2.1

(1) Assets categorized as problem assets based on the “FRL” prior to September 30, 2004

Bankrupt or De facto Bankrupt	60.8	43.6	23.8	16.8	4.3	2.1	2.3	0.1
Doubtful	537.7	117.0	102.5	44.1	12.1	9.1	5.7	(3.3)

Total	598.6	160.7	126.4	61.0	16.4	11.2	8.0	(3.2)

(2) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2004

Bankrupt or De facto Bankrupt		5.9	0.8	0.5	0.4	0.2	0.2	(0.0)
Doubtful		49.5	34.9	2.3	0.8	0.3	0.2	(0.1)

Total		55.4	35.7	2.9	1.2	0.5	0.4	(0.1)

(3) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2005

Bankrupt or De facto Bankrupt			7.6	5.5	1.7	1.3	0.6	(0.7)
Doubtful			22.7	13.9	11.2	9.1	7.1	(1.9)

Total			30.4	19.4	12.9	10.5	7.8	(2.6)

(4) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2005

Bankrupt or De facto Bankrupt				0.4	1.1	1.2	0.5	(0.6)
Doubtful				5.9	3.3	1.3	0.4	(0.8)

Total				6.3	4.4	2.5	0.9	(1.5)

(5) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2006

Bankrupt or De facto Bankrupt					0.2	2.6	0.4	(2.1)
Doubtful					13.8	8.2	5.6	(2.5)

Total					14.1	10.8	6.1	(4.7)

(6) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2006

Bankrupt or De facto Bankrupt						0.9	1.1	0.1
Doubtful						44.1	23.2	(20.8)

Total						45.1	24.4	(20.6)

(7) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2007

Bankrupt or De facto Bankrupt							6.5
Doubtful							28.6

Total							35.1

(B) Progress in disposition of problem assets of the six months ended September 30, 2007

	(in billions of yen)
	Time of categorization						Total
	prior to Sep-30, 2004	the 2nd half of fiscal 2004	the 1st half of fiscal 2005	the 2nd half of fiscal 2005	the 1st half of fiscal 2006	the 2nd half of fiscal 2006
Liquidation	—	—	—	—	—	—	—
Re-constructive treatment	—	—	—	—	—	—	—
Upgrade due to re-constructive treatment	—	—	—	—	—	—	—
Loan sales to secondary market	0.0	—	0.1	0.7	0.2	—	1.1
Write-offs	0.0	0.1	0.3	0.0	0.1	0.0	0.7
Other	3.1	0.0	2.1	0.7	4.3	20.6	31.0
Collection / Repayment	1.0	0.0	1.7	0.7	2.9	20.4	26.8
Upgraded	2.0	—	0.4	0.0	1.4	0.2	4.2

Total	3.2	0.1	2.6	1.5	4.7	20.6	32.9

(C)	Amount of outstanding problem assets which is in process for disposition as of September 30, 2007

	(in billions of yen)
	Time of categorization							Total
	prior to Sep-30, 2004	the 2nd half of fiscal 2004	the 1st half of fiscal 2005	the 2nd half of fiscal 2005	the 1st half of fiscal 2006	the 2nd half of fiscal 2006	the 1st half of fiscal 2007
Legal liquidation	1.5	0.0	0.2	0.0	0.0	0.8	0.0	2.7
Quasi-legal liquidation	1.3	—	—	—	—	—	—	1.3
Split-off of problem loans	—	—	—	—	—	—	—	—
Partial write-off of small balance loans	1.3	0.0	0.3	0.4	0.2	0.0	0.3	2.8
Entrust to the Resolution and Collection Corporation	—	—	—	—	—	—	—	—

Total	4.1	0.0	0.6	0.4	0.2	0.8	0.4	6.8

Mitsubishi UFJ Financial Group, Inc.

4.	Classification of Loans by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation

(Combined including Trust Accounts)

(1)	Classification of Loans by Type of Industry

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Domestic offices (excluding loans booked at offshore markets)	67,277,539	(3,463,160)	(995,635)	70,740,699	68,273,175
Manufacturing	7,887,491	238,558	243,400	7,648,933	7,644,091
Agriculture	23,985	(44)	450	24,029	23,535
Forestry	13,986	1,929	(2,760)	12,057	16,746
Fishery	34,966	3,018	4,378	31,948	30,588
Mining	50,334	(698)	1,219	51,032	49,115
Construction	1,441,385	(126,808)	(113,593)	1,568,193	1,554,978
Utilities	649,893	50,462	16,787	599,431	633,106
Communication and information services	1,771,838	(84,764)	(46,642)	1,856,602	1,818,480
Wholesale and retail	7,124,437	(498,636)	(168,608)	7,623,073	7,293,045
Finance and insurance	6,943,133	(1,294,945)	(378,531)	8,238,078	7,321,664
Real estate	8,920,827	(748,136)	(302,916)	9,668,963	9,223,743
Services	6,163,517	1,108	(280,597)	6,162,409	6,444,114
Municipal government	782,201	(93,765)	(30,214)	875,966	812,415
Other industries	25,469,530	(910,441)	61,989	26,379,972	25,407,541
Overseas offices and loans booked at offshore markets	11,542,686	2,161,543	1,411,681	9,381,143	10,131,005

Total	78,820,226	(1,301,616)	416,045	80,121,843	78,404,180

(2) Domestic Consumer Loans

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Total domestic consumer loans	18,069,498	(564,888)	(259,457)	18,634,387	18,328,956
Housing loans	17,013,244	(393,310)	(176,891)	17,406,554	17,190,135
Residential purpose	13,279,669	(259,002)	(103,859)	13,538,671	13,383,528
Other	1,056,254	(171,577)	(82,565)	1,227,832	1,138,820

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Outstanding amount	43,203,024	(1,611,562)	(874,125)	44,814,586	44,077,149
% to total domestic loans	64.21%	0.86%	(0.34)%	63.35%	64.55%

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

(1)	Classification of Loans by Type of Industry

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Domestic offices (excluding loans booked at offshore markets)	57,528,994	(2,912,430)	(829,492)	60,441,425	58,358,487
Manufacturing	6,566,745	140,566	181,989	6,426,179	6,384,756
Agriculture	22,764	(111)	306	22,875	22,458
Forestry	13,986	1,929	(2,760)	12,057	16,746
Fishery	6,190	1,613	1,040	4,577	5,150
Mining	49,072	1,463	2,732	47,609	46,340
Construction	1,296,907	(117,403)	(112,824)	1,414,310	1,409,731
Utilities	373,214	17,662	(8,025)	355,552	381,239
Communication and information services	823,669	(108,710)	(47,582)	932,379	871,251
Wholesale and retail	6,364,734	(520,698)	(182,136)	6,885,432	6,546,870
Finance and insurance	4,923,172	(1,105,016)	(180,154)	6,028,188	5,103,326
Real estate	7,284,393	(761,644)	(280,249)	8,046,037	7,564,642
Services	5,228,088	(45,940)	(230,264)	5,274,028	5,458,352
Municipal government	734,600	(87,454)	(25,827)	822,054	760,427
Other industries	23,841,460	(328,687)	54,261	24,170,148	23,787,199
Overseas offices and loans booked at offshore markets	11,230,108	2,132,662	1,393,638	9,097,446	9,836,470

Total	68,759,103	(779,768)	564,145	69,538,871	68,194,957

(2) Domestic Consumer Loans

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Total domestic consumer loans	16,916,098	(571,299)	(247,238)	17,487,398	17,163,337
Housing loans	15,884,798	(404,655)	(167,050)	16,289,454	16,051,849
Residential purpose	12,527,165	(302,715)	(113,609)	12,829,880	12,640,775
Other	1,031,300	(166,643)	(80,187)	1,197,944	1,111,488

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Outstanding amount	38,243,540	(1,623,090)	(668,219)	39,866,630	38,911,759
% to total domestic loans	66.47%	0.51%	(0.20)%	65.95%	66.67%

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

(1)	Classification of Loans by Type of Industry

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Domestic offices (excluding loans booked at offshore markets)	9,456,024	(506,543)	(139,901)	9,962,567	9,595,925
Manufacturing	1,318,819	98,112	61,497	1,220,707	1,257,322
Agriculture	1,221	67	144	1,154	1,077
Forestry	—	—	—	—	—
Fishery	28,776	1,405	3,338	27,371	25,438
Mining	1,262	(2,161)	(1,513)	3,423	2,775
Construction	144,478	(9,385)	(764)	153,863	145,242
Utilities	274,715	34,114	25,355	240,601	249,360
Communication and information services	941,181	26,242	2,201	914,939	938,980
Wholesale and retail	759,691	22,095	13,537	737,596	746,154
Finance and insurance	2,007,730	(182,391)	(199,150)	2,190,121	2,206,880
Real estate	1,618,132	15,020	(21,817)	1,603,112	1,639,949
Services	932,390	47,489	(50,112)	884,901	982,502
Municipal government	20,053	(4,270)	(3,377)	24,323	23,430
Other industries	1,407,566	(552,884)	30,758	1,960,450	1,376,808
Overseas offices and loans booked at offshore markets	312,577	28,881	18,043	283,696	294,534

Total	9,768,602	(477,662)	(121,858)	10,246,264	9,890,460

(2) Domestic Consumer Loans

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Total domestic consumer loans	1,064,600	13,931	(8,303)	1,050,668	1,072,903
Housing loans	1,040,702	18,564	(6,058)	1,022,137	1,046,760
Residential purpose	669,696	49,774	12,907	619,921	656,788
Other	23,897	(4,633)	(2,245)	28,531	26,143

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)

	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Outstanding amount	4,710,971	38,375	(182,172)	4,672,596	4,893,143
% to total domestic loans	49.81%	2.91%	(1.17)%	46.90%	50.99%

Mitsubishi UFJ Financial Group, Inc.

Trust Accounts

(1)	Classification of Loans by Type of Industry

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Domestic offices (excluding loans booked at offshore markets)	292,520	(44,185)	(26,241)	336,706	318,762
Manufacturing	1,927	(120)	(86)	2,047	2,013
Agriculture	—	—	—	—	—
Forestry	—	—	—	—	—
Fishery	—	—	—	—	—
Mining	—	—	—	—	—
Construction	—	(20)	(5)	20	5
Utilities	1,964	(1,314)	(543)	3,278	2,507
Communication and information services	6,988	(2,296)	(1,261)	9,284	8,249
Wholesale and retail	12	(33)	(9)	45	21
Finance and insurance	12,231	(7,538)	773	19,769	11,458
Real estate	18,302	(1,512)	(850)	19,814	19,152
Services	3,039	(441)	(221)	3,480	3,260
Municipal government	27,548	(2,041)	(1,010)	29,589	28,558
Other industries	220,504	(28,870)	(23,030)	249,374	243,534
Overseas offices and loans booked at offshore markets	—	—	—	—	—

Total	292,520	(44,185)	(26,241)	336,706	318,762

(2) Domestic Consumer Loans
	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Total domestic consumer loans	88,800	(7,519)	(3,915)	96,320	92,715
Housing loans	87,743	(7,219)	(3,782)	94,962	91,526
Residential purpose	82,808	(6,061)	(3,156)	88,869	85,964
Other	1,056	(300)	(132)	1,357	1,189

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Outstanding amount	248,513	(26,847)	(23,734)	275,360	272,247
% to total domestic loans	84.95%	3.17%	(0.45)%	81.78%	85.40%

Mitsubishi UFJ Financial Group, Inc.

5.	Overseas Loans

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation (Combined)

(1)	Loans to Asian countries

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Thailand	585,189	105,905	19,731	479,283	565,457
Indonesia	251,657	(12,814)	(6,360)	264,472	258,017
Malaysia	113,388	(83,341)	(61,003)	196,729	174,391
Philippines	63,544	1,574	4,158	61,969	59,385
South Korea	322,555	95,950	72,120	226,604	250,434
Singapore	530,324	158,968	129,928	371,355	400,395
Hong Kong	776,385	104,717	48,650	671,667	727,734
China	31,285	(627,401)	(653,477)	658,687	684,763
Taiwan	179,190	13,893	1,862	165,296	177,327
Other	255,614	111,654	54,355	143,960	201,259

Total	3,109,133	(130,892)	(390,033)	3,240,026	3,499,167

(2) Loans to Latin American countries
	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Argentina	3,027	83	936	2,944	2,090
Brazil	88,779	(492)	(18,398)	89,272	107,178
Mexico	88,910	(10,550)	(6,988)	99,461	95,899
Caribbean countries	723,876	9,097	(14,211)	714,778	738,087
Other	77,865	7,016	10,667	70,848	67,197

Total	982,460	5,154	(27,994)	977,305	1,010,454

Mitsubishi UFJ Financial Group, Inc.

6.	Loans and Deposits

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation (Combined)

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Deposits (ending balance)	110,745,129	1,189,397	(1,296,231)	109,555,732	112,041,360
Deposits (average balance)	111,116,947	784,535	1,060,824	110,332,412	110,056,122
Loans (ending balance)	78,527,705	(1,257,430)	442,287	79,785,136	78,085,418
Loans (average balance)	77,828,567	(1,884,045)	(1,805,146)	79,712,613	79,633,714
The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)
	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Deposits (ending balance)	99,029,905	855,631	(1,246,775)	98,174,273	100,276,681
Deposits (average balance)	99,320,391	575,984	838,246	98,744,407	98,482,144
Loans (ending balance)	68,759,103	(779,768)	564,145	69,538,871	68,194,957
Loans (average balance)	68,191,764	(1,136,465)	(1,340,575)	69,328,230	69,532,340
Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)
	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Deposits (ending balance)	11,715,224	333,765	(49,455)	11,381,458	11,764,679
Deposits (average balance)	11,796,555	208,550	222,578	11,588,005	11,573,977
Loans (ending balance)	9,768,602	(477,662)	(121,858)	10,246,264	9,890,460
Loans (average balance)	9,636,802	(747,579)	(464,571)	10,384,382	10,101,373

Mitsubishi UFJ Financial Group, Inc.

7.	Domestic Deposits

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation (Combined)

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Individuals	61,408,753	1,501,967	550,407	59,906,785	60,858,345
Corporations and others	38,411,431	(898,190)	(2,428,819)	39,309,622	40,840,251
Domestic deposits	99,820,185	603,777	(1,878,411)	99,216,407	101,698,596

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.
The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)
	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Individuals	53,269,233	1,382,118	607,516	51,887,115	52,661,717
Corporations and others	35,814,523	(861,011)	(2,285,042)	36,675,535	38,099,566
Domestic deposits	89,083,756	521,106	(1,677,526)	88,562,650	90,761,283

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.
Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)
	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Individuals	8,139,520	119,849	(57,108)	8,019,670	8,196,628
Corporations and others	2,596,908	(37,178)	(143,776)	2,634,086	2,740,684
Domestic deposits	10,736,428	82,671	(200,885)	10,653,757	10,937,313

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

8.	Number of Offices and Employees

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation (Combined)

	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Domestic	881	5	(5)	876	886
Head office and Branches	743	3	1	740	742
Sub-branches and Agencies	138	2	(6)	136	144
Overseas	82	(5)	(6)	87	88
Branches	39	(5)	(5)	44	44
Sub-branches	24	1	(1)	23	25
Representative offices	19	(1)	—	20	19

Total	963	—	(11)	963	974

Number of Employees	39,342	673	1,731	38,669	37,611
The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Domestic	789	5	(5)	784	794
Head office and Branches	666	3	1	663	665
Sub-branches and Agencies	123	2	(6)	121	129
Overseas	75	(5)	(6)	80	81
Branches	34	(5)	(5)	39	39
Sub-branches	24	1	(1)	23	25
Representative offices	17	(1)	—	18	17

Total	864	—	(11)	864	875

Number of Employees	31,368	742	1,524	30,626	29,844
Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Domestic	92	—	—	92	92
Head office and Branches	77	—	—	77	77
Sub-branches and Agencies	15	—	—	15	15
Overseas	7	—	—	7	7
Branches	5	—	—	5	5
Representative offices	2	—	—	2	2

Total	99	—	—	99	99

Number of Employees	7,974	(69)	207	8,043	7,767

Mitsubishi UFJ Financial Group, Inc.

9.	Status of Deferred Tax Assets

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

(1)	Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Deferred tax assets	1,388.9	(273.8)	(100.2)	1,662.7	1,489.1
Net operating losses carried forwards	780.6	(223.0)	(124.4)	1,003.7	905.1
Allowance for credit losses	431.0	(22.3)	1.4	453.3	429.5
Write-down on investment securities	227.9	(53.8)	8.7	281.8	219.2
Reserve for retirement benefits	83.8	(10.8)	(5.7)	94.6	89.6
Other	460.7	21.1	9.6	439.5	451.1
Valuation allowance	(595.3)	15.0	10.2	(610.4)	(605.5)
Deferred tax liabilities	1,185.4	120.8	(108.7)	1,064.5	1,294.1
Unrealized gains on other securities	913.3	178.5	(83.4)	734.7	996.8
Revaluation gains on securities upon merger	186.7	(60.9)	(26.5)	247.7	213.3
Other	85.2	3.2	1.2	82.0	83.9
Net deferred tax assets	203.4	(394.7)	8.4	598.2	194.9

(2)	Net Business profit before Credit Costs and Taxable Income

	(in billions of yen)
	FY2002	FY2003	FY2004	FY2005	FY2006	Interim FY2007
Net business profits before credit costs	1,188.4	1,170.2	1,201.4	1,087.7	899.7	389.1
Credit related costs	1,097.9	1,089.3	892.4	(485.9)	38.7	144.7
Income before income taxes	(833.3)	262.5	(47.3)	1,612.7	958.0	294.3
Reconciliation to taxable income	(1,873.2)	289.5	(311.4)	(1,403.1)	(401.6)	11.9
Taxable income	(2,706.5)	552.0	(358.8)	209.5	556.3	306.2

The amounts presented for FY 2005 include amounts of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and former UFJ Bank Limited.

The amounts prior to FY 2005 include amounts of former The Bank of Tokyo-Mitsubishi, Ltd. and former UFJ Bank Limited.

(3)	Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

Although we recorded taxable income for the six months ended September 30, 2007, we are classified as “4” described above since we have material net operating losses carried forwards. However since we believe the net operating losses carried forwards are attributable to extraordinary factors such as changes in laws and regulations, we apply the exception to classification 4. (Five years’ future taxable income is estimable.)

[Extraordinary Factors Such as Changes in Laws and Regulations]

Our net operating losses carried forwards were incurred due to, among other things, the followings: (i) we accelerated the final disposition of non performing loans in response to both the “Emergency Economic Package”, which provided guidance to major banks to remove claims to debtors classified as “likely to become bankrupt” or below from their balance sheets, and the “Program for Financial Revival”, which urged major banks to reduce the ratio of non performing loans to total claims by about half; and (ii) we reduced our holdings of strategic equity investments under the “Law Concerning Restriction, etc. of Banks’ Shareholdings etc”.

(4)	Collectability of Deferred Tax Assets at September 30, 2007 (Assumptions)

(in billions of yen)
Five years total (from 2nd half of FY2007 to 1st half of FY 2012)
Net business profits (based on our business plan) (*1)	7,684.1
Net business profit (basis of collectability determination) (*2)	5,439.1
Income before income taxes (basis of collectability determination)	4,352.2
Taxable income before adjustments (basis of collectability determination) (*3)	4,781.3
Temporary difference + net operating losses carried forwards (for which deferred tax assets shall be recognized)	3,263.1
Deferred tax assets at September 30, 2007	1,388.9

(*1)	Before deduction of credit costs
(*2)	Based on the scenario that market indices stay below Assumptions for Business Plans.
(*3)	Before reversals of existing deductible temporary differences and net operating loss carried forwards

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

(1)	Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Deferred tax assets	183.1	(53.9)	(32.5)	237.1	215.6
Net operating losses carried forwards	116.6	(66.7)	(39.9)	183.4	156.6
Write-down on investment securities	70.0	(39.4)	(4.7)	109.4	74.8
Allowance for credit losses	44.5	17.1	3.9	27.3	40.5
Other	54.0	12.0	13.0	42.0	40.9
Valuation allowance	(102.1)	22.9	(4.7)	(125.1)	(97.4)
Deferred tax liabilities	267.4	13.2	(40.5)	254.2	307.9
Unrealized gains on other securities	235.0	11.0	(43.9)	223.9	278.9
Other	32.4	2.1	3.4	30.2	28.9
Net deferred tax assets	(84.2)	(67.1)	8.0	(17.0)	(92.2)

(2)	Net Business profit before Credit Costs and Taxable Income

	(in billions of yen)
	FY2002	FY2003	FY2004	FY2005	FY2006	Interim FY2007
Net business profits before credit costs	280.4	274.1	271.1	252.6	274.3	115.6
Credit related costs	218.6	69.7	81.7	(45.8)	1.7	11.7
Income before income taxes	(289.1)	183.4	143.1	306.9	284.0	100.2
Reconciliation to taxable income	(289.9)	(199.1)	14.1	(212.0)	(142.9)	(2.2)
Taxable income	(579.0)	(15.6)	157.3	94.8	141.1	97.9

The amounts presented for FY 2005 include amounts of Mitsubishi UFJ Trust and Banking Corporation and former UFJ Trust Bank Limited.

The amounts prior to FY 2005 include amounts of former The Mitsubishi Trust and Banking Corporation and former UFJ Trust Bank Limited.

(3)	Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

Although we recorded taxable income for the six months ended September 30, 2007, we are classified as “4” described above since we have material net operating losses carried forwards. However since we believe the net operating losses carried forwards are attributable to extraordinary factors such as changes in laws and regulations, we apply the exception to classification 4. (Five years’ future taxable income is estimable.)

[Extraordinary Factors Such as Changes in Laws and Regulations]

Our net operating losses carried forwards were incurred due to, among other things, the followings : (i) we accelerated the final disposition of non performing loans in response to both the “Emergency Economic Package”, which provided guidance to major banks to remove claims to debtors classified as “likely to become bankrupt” or below from their balance sheets, and the “Program for Financial Revival”, which urged major banks to reduce the ratio of non performing loans to total claims by about half; and (ii) we reduced our holdings of strategic equity investments under the “Law Concerning Restriction, etc. of Banks’ Shareholdings etc”.

(4)	Collectability of Deferred Tax Assets at September 30, 2007 (Assumptions)

(in billions of yen)
Five years total (from 2nd half of FY2007 to 1st half of FY 2012)
Net business profits (based on our business plan) (*1)	1,493.5
Net business profit (basis of collectability determination) (*2)	1,099.9
Income before income taxes (basis of collectability determination)	985.0
Taxable income before adjustments (basis of collectability determination) (*3)	803.2
Temporary difference + net operating losses carried forwards (for which deferred tax assets shall be recognized)	383.7
Deferred tax assets at September 30, 2007	183.1

(*1)	Before deduction of credit costs
(*2)	Based on the scenario that market indices stay below Assumptions for Business Plans.
(*3)	Before reversals of existing deductible temporary differences and net operating loss carried forwards

Mitsubishi UFJ Financial Group, Inc.

10.	Employees’ Retirement Benefits

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

	(in millions of yen)
	For the six months ended September 30, 2007	For the six months ended September 30, 2006	Increase (Decrease)
Projected benefit obligation (at the beginning of the period)	1,796,636	1,882,079	(85,443)
Total amount unrecognized (at the beginning of the period)	(417,618)	(220,015)	(197,602)
Unrecognized prior service cost (at the beginning of the period)	(67,250)	(77,337)*	10,086
Unrecognized net actuarial loss (at the beginning of the period)	(350,367)	(142,678)	(207,689)

Total amount unrecognized (at the end of the period)	(401,963)	(216,770)	(185,192)

Net periodic cost of the employees’ retirement benefits	(9,144)	5,937	(15,082)
Service cost	22,787	24,229	(1,441)
Interest cost	24,434	23,031	1,402
Expected return on plan assets	(46,690)	(43,329)	(3,361)
Amortization of unrecognized prior service cost	(5,272)	(2,816)	(2,456)
Amortization of unrecognized net actuarial loss	(10,382)	(429)	(9,953)
Other	5,979	5,251	727

(*) Including prior service cost which arose during the period due to change in employees’ retirement benefits policy.
The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)
	(in millions of yen)
	For the six months ended September 30, 2007	For the six months ended September 30, 2006	Increase (Decrease)
Projected benefit obligation (at the beginning of the period)	1,214,366	1,221,211	(6,845)
(Discount rates)	(1.9%~2.3)%	(1.7%~2.2)%
Total amount unrecognized (at the beginning of the period)	(254,217)	(90,957)	(163,259)
Unrecognized prior service cost (at the beginning of the period)	(42,522)	(48,738)*	6,216
Unrecognized net actuarial loss (at the beginning of the period)	(211,694)	(42,218)	(169,476)

Total amount unrecognized (at the end of the period)	(244,945)	(89,820)	(155,125)

Net periodic cost of the employees’ retirement benefits	274	7,018	(6,744)
Service cost	12,099	12,734	(635)
Interest cost	14,102	13,347	755
Expected return on plan assets	(20,743)	(20,326)	(417)
Amortization of unrecognized prior service cost	(3,091)	(3,092)	1
Amortization of unrecognized net actuarial loss	(6,180)	1,955	(8,135)
Other	4,086	2,399	1,686

(*) Including prior service cost which arose during the period due to change in employees’ retirement benefits policy.
Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)
	(in millions of yen)
	For the six months ended September 30, 2007	For the six months ended September 30, 2006	Increase (Decrease)
Projected benefit obligation (at the beginning of the period)	391,464	388,306	3,157
(Discount rates)	(2.2)%	(2.1%~2.2)%
Total amount unrecognized (at the beginning of the period)	(140,248)	(124,614)	(15,633)
Unrecognized prior service cost (at the beginning of the period)	(38,725)	(41,320)*	2,594
Unrecognized net actuarial loss (at the beginning of the period)	(101,522)	(83,293)	(18,228)

Total amount unrecognized (at the end of the period)	(134,868)	(122,577)	(12,290)

Net periodic cost of the employees’ retirement benefits	(13,045)	(5,771)	(7,274)
Service cost	3,087	4,257	(1,169)
Interest cost	4,279	4,525	(245)
Expected return on plan assets	(16,247)	(14,918)	(1,328)
Amortization of unrecognized prior service cost	(2,099)	(495)	(1,603)
Amortization of unrecognized net actuarial loss	(3,280)	(1,540)	(1,739)
Other	1,213	2,401	(1,187)

(*)	Including prior service cost which arose during the period due to change in employees’ retirement benefits policy.

Mitsubishi UFJ Financial Group, Inc.

11.	Earnings Forecasts for the Fiscal Year Ending March 31, 2008

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

	(in billions of yen)
	<Forecasts> For the fiscal year ending March 31, 2008	For the six months ended September 30, 2007	For the fiscal year ended March 31, 2007	For the six months ended September 30, 2006
Ordinary income	6,500.0	3,250.2	6,094.0	2,840.2
Ordinary profit	1,150.0	497.5	1,457.0	663.5
Net income	600.0	256.7	880.9	507.2
Mitsubishi UFJ Financial Group, Inc. (Non-consolidated)
	(in billions of yen)
Ordinary income	520.0	197.2	510.8	163.6
Ordinary profit	490.0	182.9	478.0	146.6
Net income	410.0	105.4	473.8	146.8
The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Consolidated)
	(in billions of yen)
	<Forecasts> For the fiscal year ending March 31, 2008	For the six months ended September 30, 2007	For the fiscal year ended March 31, 2007	For the six months ended September 30, 2006
Ordinary profit	825.0	325.6	1,178.4	534.8
Net income	480.0	164.1	744.4	431.1
The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)
	(in billions of yen)
Net business profits before provision for general allowance for credit losses	825.0	389.1	899.7	426.1
Ordinary profit	675.0	272.1	834.5	358.3
Net income	440.0	188.0	669.2	422.9
Mitsubishi UFJ Trust and Banking Corporation (Consolidated)
	(in billions of yen)
	<Forecasts> For the fiscal year ending March 31, 2008	For the six months ended September 30, 2007	For the fiscal year ended March 31, 2007	For the six months ended September 30, 2006
Ordinary profit	210.0	101.9	281.5	137.6
Net income	130.0	62.8	207.9	119.3
Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)
	(in billions of yen)
Net business profits before provision for general allowance for credit losses and credit costs for trust accounts	220.0	115.6	274.3	122.8
Ordinary profit	200.0	97.7	278.3	127.2
Net income	120.0	60.7	211.6	112.5